Exhibit 99.1

| 1 Financial Management Review October 2024 131 years contributing to the development of the country and its people. 3Q24 | Quar t erly & YTD Report

Table of Contents 4 About Banco de Chile I. Our History Financial Snapshot on Banco de Chile 6 Corporate Governance II. Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure 9 Business Strategy III. Corporate Statements and Commitments Stakeholders Engagement Competitive Landscape, Business Trends and Regulation Strategy of Banco de Chile At a Glance Business Segments Description Snapshot on Strategic Advances 19 Economic and Business Environment IV. Economic Outlook Banking Industry Performance and Projections Competitive Position 24 Management Discussion & Analysis V. Income Statement Analysis Business Segments Performance Balance Sheet Analysis 47 Risk & Capital Management VI. Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; ⭬ natural disasters or pandemics; ⭬ the effect of tax laws or other kind of regulation on our business; ⭬ other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking A ct, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sco pe of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the int ernational perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 4

About Banco de Chile Financial Snapshot 3Q24 and 2024 YTD (In Millions of Ch$) Net Income Annual Var. 909,326 Sep - 24 Annual Var. 3Q24 288,071 +6.0% 858,091 Sept - 23 +10.8% 3Q23 259,993 Operating Revenues Annual Var. 2,272,133 Sep - 24 Annual Var. 3Q24 720,846 +6.6% 2,131,811 Sept - 23 +5.8% 3Q23 681,485 Expected Credit Losses Annual Var. 288,458 Sep - 24 Annual Var. 3Q24 80,354 +23.6% 233,351 Sept - 23 +32.9% 3Q23 60,471 Operating Expenses Annual Var. 829,588 Sep - 24 Annual Var. 3Q24 272,941 +4.1% 797,199 Sept - 23 +1.3% 3Q23 269,344 | 5

Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . As of September 30, 2024 | 6

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 7

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 8

Business Strategy Corporate Statements and Commitments Mission Purpose We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. To contribute to the development of the country, people and companies. Corporate Values Vision In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 9

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 10

Business Strategy

Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.



Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores2@bancochile.cl	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of various industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing more than 80 % of the Chilean GDP . The Chilean banking industry consists of 17 banks, 16 of which are private sector banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, mutual funds, pension funds and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have increasingly been focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are . Therefore, these providers represent a challenge for the traditional banking industry . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In the wholesale market, we believe our strongest competitors are also Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete, with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . Key Trends in the Banking Business Social and Cultural: New political and social cycle. Several government - promoted reforms with potential impact on the economic and business environment. Global and local economic uncertainty. Increasing competition and regulatory requirements. Generational and customer - worker behavioural changes. Digital transformation and adaptation to new technologies. Change in the company - customer relationship. Climate change. | 12

Business Strategy Banking Business: Consolidation of digital channels as the primary means of interacting with customers and non - customers. Modernization of the business model: Talent management and IT strategies for adapting to the new environment. Sustainability requirements. Optimization of cost base to mitigate competition and regulatory changes. Innovations in banking operational solutions. Emergence of non - traditional competitors. Regulatory Environment The CMF: The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s limited review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, debtors, transactions, distribution channels, among others . | 13 The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . The SEC : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 st , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial Sustained leadership in profitability Robust capital base and demand deposits Strong credit and ESG risk ratings Human and Cultural Talent attraction and development capacity A collaborative work culture Risk management leadership Organizational Brand value Strong corporate governance Leader in digital banking Global presence through the strategic alliance with Citigroup Social Outstanding corporate reputation Broad customer base Strong supplier relationship Continued relationship with investors Recognized promoter of inclusion and entrepreneurship Strategic Pillars Sustainability and Commitment to Chile “An esteemed bank with a solid reputation” “A bank that supports entrepreneurship” Efficiency and Productivity “Quick, timely, secure and digital” Customer at the Center of our Decisions “Best Bank for our Customers” Mid - term Objectives Corporate Reputation (2) Top 3 Return on Average Capital and Reserves (1) Top 1 Efficiency Ratio ≤ 42% Business (1) Commercial Loans Consumer Loans Demand Deposits Top 1 Net Promoter Score ≥ 73% (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 14

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: . | 15

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the “Banco de Chile” and “Banco Edwards Citi” brands . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, checking accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 16

Business Strategy Treasury Segment Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Our subsidiaries operate under Banchile brand name, with exception of Socofin and B - pago . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services Acquiring and Processing Services for credit/debit cards On July 5 , 2024 , we received approval from the CMF for the establishment of an Acquiring and Processing Services Subsidiary (B - pago) in the context of the four - party model in the credit cards business . | 17

Business Strategy


Banco de Chile

Snapshot on Strategic Advances

Strategic Pillar	Key Performance Indicator		As of September 2024	Mid-Term Target Compliance
Customer at the Center of our Decisions	Net Promoter Score		76.7%	✓
	Market Share[1] in Business	Commercial Loans	Top 2	—
		Consumer Loans	Top 2	—
		Demand Deposits	Top 1	✓
Efficiency and Productivity	Cost-to-Income Ratio		36.5%	✓
Sustainability and Commitment to Chile	Return on Average Capital and Reserves[1]		Top 1	✓
	Corporate Reputation[2]		Top 3	✓

Main Achievements and Highlights of the period

- Successful progress in service model transformation: Improving practices, new functionalities in remote and self-service channels, early digital adoption, efforts in commercial systematics and reduction of in-person service times have allowed us to keep excellent NPS metrics.
- Launch of new "FAN Ahorro" account with 100% digital onboarding and a new current account plan for entrepreneurs.
- Expansion of our ATM network through a new strategic partnership.
- Market positioning: Improved offerings and customer experience, reinforced digital origination in lending and non-lending products, have enabled us to gain market share in DDA and consumer loans while keeping leader in insurance and mutual funds.
- Loyalty programs improvements through new VIP lounges at Santiago International Airport.
- Service Quality: We obtained the PROCALIDAD Award (National Customer Satisfaction) for second year in a row, in the Large Financial Institutions category and "Best of the best" in the contractual category.
- Significant advances in productivity based on robotic process automation, development of AI use cases and digitization of transactions.
- Progress in the new ERP platform for automation and centralization of purchasing and payment activities for the Bank and subsidiaries, along with new processes to optimize the infrastructure capital expenditures.
- Successful completion of the project aimed at updating our datacenters' networks to achieve high technological and service standards.
- Progress in the IT transformation and modernization of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa.
- Commitment to sustainability: Diverse initiatives of inclusion and entrepreneurship, such as the call for the 9th Entrepreneurial Challenge Contest and our market-leading position in the Fogape Chile Apoya program.
- For the 11th year in a row, we were distinguished as best bank and 3rd local company in attracting and retaining talent by Merco Talento.

(1) Based on market shares as of August 31, 2024 (latest available information). Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share.
(2) Based on Merco Ranking 2023.

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Economic & Business Environment Economic Outlook 0.6 0.4 The local economy continues posting signs of recovery . Figures released by the Central Bank showed the GDP increased by 1 . 6 % on an annual basis in the 2 Q 24 , slightly below 2 . 5 % annual growth posted in the 1 Q 24 . The performance in the 2 Q 24 was driven by the external sector, since exports went up by 7 . 3% (from 3 . 7 % in 1 Q 24 ), while private consumption grew only 0 . 5% , due to the annual decrease of 0 . 6 % in non - durable goods . Instead, gross investment fell 4 . 1 % annually (the fourth negative annual growth figure in a row), driven by the strong 9 . 1 % annual decline in machinery and equipment, which coupled with the 14 . 1 % decrease in the 1 Q 24 . Sector analysis showed a strong performance from mining, which grew 5 . 5 % on an annual basis in the 2 Q 24 when compared to the 2 Q 23 , while the construction sector continues to perform behind . GDP Growth (Annual growth, %) 2.5 1.6 2.8 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24f Available information for 3 Q 24 reaffirms the cyclical recovery of the economy . According to the Monthly Economic Activity Index (IMACEC), Chilean GPD posted annual increase of 4 . 2 % and 2 . 3 % in July and August, respectively, driven by mining and a gradual recovery in private consumption . On a sequential basis, however, economic activity has weakened in comparison with figures seen early this year . For instance, in the three - month period ended in August 2024 , GDP grew 2 . 2 % on an annual basis, slightly below the 2 . 5 % seen in the 1 Q 24 . As a result, the economy grew 2 . 3 % between January and August 2024 . Regarding the labor market, for the three - month ended in August, the unemployment rate was stood at 8 . 9% , showing a slight decline of 10 bp . when compared to the previous year . This change relied on both a 2 . 4 % annual growth in the labor force and a 2 . 5 % annual increase in the employed population . 12m CPI Change & 3m Average Unemployment (In Percentage) 5.1 3.9 3.7 4.2 4.1 8.9 8.5 8.7 8.3 8.9 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24f CPI Unemployment In terms of prices, headline inflation has been hovering around the upper limit of the Central Bank’s target (between 2 % and 4% , centered at 3% ) . The 12 - month inflation rate was 4 . 1 % in September 2024 . This trend has mainly been driven by an increase in volatile prices, such as energy and food, which rose 9 . 6 % and 3 . 4 % on an annual basis, respectively, in September 2024 . In this environment, the Central Bank has continued reducing the monetary policy interest rate . According to the last Monetary Policy meeting held in September, the board decided to cut the overnight rate by 25 bp . to the current level of 5 . 5% . Consequently, the overnight rate has been reduced by 275 bp . year to date, and 575 bp . since the beginning of the current easing cycle, which began in July of 2023 , when the reference rate was at 11 . 25% . | 19

Economic & Business Environment Expectations for 2024 Following the sluggish growth of the Chilean economy in 2023 , we anticipate a more favorable cycle for this year . We foresee an increase in GDP growth from 0 . 2 % in 2023 to 2 . 3 % as of December 2024 , slightly above the potential GDP . This expansion would be driven by net exports, which should be positively influenced by better copper prices, weaker currency and still robust dynamism of several trade partners . Consumption is also expected to perform above figures seen in 2023 due to the lower interest rates and higher growth of employment . On the other hand, we think private investment will continue to be in negative territory over the rest of 2024 . As for inflation, we have adjusted our CPI forecast for this year from 4 . 3 % in our previous quarterly report to 4 . 5% , primarily due to the recent announcement of significant increases in electricity bills . According to the latest Monetary Policy Report, the Central Bank estimates that the energy price adjustment will raise the CPI by 145 basis points between mid - 2024 and the second half of 2025 . Therefore, the CPI is likely to return to the 3 . 0 % target not earlier than 2026 . However, given the temporary nature of this shock, the Central Bank would continue its easing cycle as expected by taking the reference rate to 5 . 00 % by December 2024 and probably to 4 . 25 % at the end of 2025 . These projections are subject to several uncertainties . In the external front the following factors should be taken into consideration : (i) the evolution of global growth, especially in the main trade partners of Chile, such as China and the U . S . , and (ii) the evolution of geopolitical factors and armed conflicts in Middle East and Eastern Europe . On the local side, it is important to closely monitor : (i) the evolution of growth perspectives, especially those related to investment in the future, (ii) potential second - round effects in inflation, given the temporary rise of electricity bills, and (iii) political factors, such as the discussion of key reforms (such as taxes and pension system) and, in the very short run, the outcome of local council elections . 2024(e) Chilean Economy (1) ~2.3% GDP Growth ~4.5% CPI Variation (EoP) ~5.0% Monetary Policy Interest Rate (EoP) (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of September 2024. | 20

Economic & Business Environment Banking Industry Performance and Projections According to the CMF, the loan portfolio of the Chilean banking industry amounted to Ch $ 234 , 944 , 097 million, excluding operations of offshore subsidiaries, as of August 31 , 2024 (latest available data) . This amount resulted in a 2 . 6 % nominal annual expansion in loan balances, which turns into a 1 . 8 % real 12 - month contraction when adjusting for inflation when contrasted to August 2023 . Although the lending activity was seemingly improving over the last quarter, mainly on the grounds of a less negative 12 - month performance of commercial loans, annual loan growth receded in August 2024 , once again affected by a downward trend in commercial loans . - 1.5% - 5.8% Loan Growth (1) (12m % change, in real terms) 2.4% 2.5% 2.4% 0.1% - 1.6% - 2.7% - 2.3% - 3.7% - 1.1% - 1.7% - 0.2% - 1.6% - 1.4% - 1.8% - 2.0% - 4.2% 2.1% 2.1% Sep - 23 Dec - 23 Total Loans Residential Loans Mar - 24 Jun - 24 Aug - 24 Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. As mentioned above, the pattern shown by total loans has much to do with the trend followed by commercial loans, which posted a 12 - month real decline of 4 . 2% ( 0 . 1 % advance in nominal terms) in August 2024 . Likewise, 12 - month growth in consumer loans have persistently remained in negative territory as demonstrated by a 2 . 0 % real annual contraction ( 2 . 4 % annual nominal increase) as of the same date . As mentioned in previous reports, the former has primarily been fostered by sluggish private investment that has not taken off owing to diverse dynamics that continue to negatively impact the business outlook for companies across all economic sectors and regardless of the scale . Challenging financial conditions for some industries (such as Real Estate and Construction) and longer than expected timelines for large scale projects, explain loan behavior in the wholesale segment . In the SME and middle market segment, instead, bounded household consumption and subdued economic activity, together with interest rates that remain above expectations, have contributed to less lending dynamism . These findings are to a great extent consistent with the last Central Bank’s credit survey, which revealed that the demand from corporations and large companies and SMEs remained weak, although there are no signs of further deterioration . In the case of consumer loans, growth has been influenced by offer and demand conditions, where the recent increase in delinquency – along with still high interest rates and moderate household consumption – have conducted the path followed by this lending family . Mortgage loans, instead, keep on showing positive real growth, in the range of 2 . 0 % to 2 . 5% , yet well below the growth rates seen the 2010 decade . This evolution continues to be conducted by demand for housing, in spite of increased borrowing costs for debtors due to post pandemic trends in long - term interest rates . Trends in personal banking loans are aligned with conclusions obtained from the Central Bank’s credit survey, which notices that the demand seems to remain weak for consumer loans, while showing a decline in the margin for residential mortgage loans . Regarding liabilities, total deposits continued to be the main funding source for the local banking industry, as of August 31 , 2024 . Time Deposits managed by the industry (excluding balances held by offshore subsidiaries) accounted for Ch $ 111 , 596 , 685 million as of the mentioned date, which represents a 4 . 3 % annual nominal growth when compared to August 2023 and slight real contraction when adjusting for inflation . As long as short - term interest rates have declined on the grounds of the monetary ease undertaken by the Central Bank, depositors have replaced this product with more attractive saving choices, such as mutual funds or even equity instruments, which have resulted in Time Deposits losing momentum by remaining all but flat after a period of successive contraction . In addition, Demand Deposits amounted to | 21

Economic & Business Environment Ch $ 64 , 288 , 055 million in August 2024 , which denotes an annual nominal expansion 2 . 5 % and a real contraction of 1 . 9 % when adjusting for inflation . As noticed in previous reports, demand deposits have returned to normality after peaking by the end 2021 , bottoming out by the end of 2023 and converging to a flat trend, affected by the same drivers noticed for Time Deposits . We still see some room for further upside correction in Demand Deposits to the extent the monetary policy rate returns to neutral levels . Accordingly, we expect the reciprocity ratio of demand deposits to total loans to converge to levels of ~ 28 - 29 % by the end of 2024 . In relation to long - term funding, the Debt Issued by the industry (including regulatory capital instruments) amounted to Ch $ 71 , 393 , 702 million, which denotes annual expansion of 6 . 0 % while representing the most dynamic funding source . This trend has to do with both the maturity of the FCIC, and the reinforcement of the capital base in the Basel III requirements for certain banks . As for results, the industry posted net income of Ch $ 3 , 374 , 937 million as of August 31 , 2024 , which represents an 11 . 7 % annual growth . This expansion relied mainly on : (i) operating revenues increasing Ch $ 752 , 919 million or 7 . 0 % in the same period, primarily due to higher net interest income, and (ii) expected credit losses declining Ch $ 231 , 330 million or 10 . 8 % on an annual basis, due to both the release of additional provisions in 2024 by some players and greater collection of overdue loans this year . These factors were partly offset by : (i) an annual increment of Ch $ 561 , 949 million or 12 . 4 % in operating expenses, fostered higher administrative and other operating expenses, due to the effect of cumulative inflation on prices and fares and increased other operating expenses recorded by one banking player, and (ii) income tax growing Ch $ 68 , 715 million or 6 . 6% , due to both the increase in income tax of one banking player and greater pre - tax income earned by the industry . Expectations for 2024 Regarding loan growth, mixed forces have continued to affect the expansion of lending, which has led us to revise 12 - month real growth for the industry’s loan portfolio downwards for 2024 . First of all, the industry’s loan book posted real contractions of 1 . 8 % and 1 . 6 % on an annual basis and year - to - date as of August 31 , 2024 (latest available information) . Furthermore, although some economic indicators have shown a sort of recovery and nominal interest rates have continued to decline aligned with the easing cycle deployed by the Central Bank, lending activity has not taken off yet, particularly in commercial loans . For this reason, we foresee a 12 - month real contraction of ~ 1 . 0 % for the loan book managed by the industry in December 2024 (versus the range of 0 . 5 % to 1 . 5 % real expansion predicted last quarter) . This performance would be steered by real contractions in both commercial and consumer loans, whereas residential mortgage loans would continue to growth steadily at ~ 2 . 0 % in real terms . For 2025 , we expect a recovery in both commercial and consumer loans, which should result in a real expansion in the range of 1 . 0% - 1 . 5 % for the industry’s loan book . From the funding perspective, the trend displayed by demand deposits during the first nine months of 2024 is signaling that the reciprocity ratio will stay above the average track record for a while . Thus, we believe demand deposits will remain at levels of ~ 28 % as a percentage of total loans for 2024 and 2025 , meaning positive real growth of ~ 0 . 5 % for each year . Also, since the Central Bank has pointed out the monetary easing process will continue, Time Deposits could decelerate in the margin over the rest of 2024 , while growth in 2025 will depend on banks’ funding needs and inflation levels from the depositors’ perspective . Given these trends, banks could be more motivated to raise long - term debt, specially in order to meet funding needs arising from expected growth in residential mortgage loans for the rest of 2024 and 2025 . Regarding net income, we have maintained our last forecast for the industry’s NIM . This is supported by mixed factors : (i) slightly upward revision for 12 - month inflation from ~ 4 . 3% (predicted last quarter) to ~ 4 . 5 % by December 2024 , which should benefit the industry’s net asset position in CLF, and (ii) monetary easing cycle that is expected to be a bit more aggressive than the previous quarter by taking the monetary policy interest rate to ~ 5 . 0 % by December 2024 (from ~ 5 . 5 % predicted in the 2 Q 24 ), which would result in favorable repricing of short - term liabilities but lower contribution of demand deposits . Based on these trends, we expect NIM to stay in the range of 3 . 6 % to 4 . 0% . As for credit risk, past - due loans and expected credit losses have decelerated over the last months . Therefore, we foresee ECLs at levels of 1 . 1 % to 1 . 2% , which is slightly below the previous guidance ( 1 . 2 % to 1 . 4% ), and Past - Due loans at ~ 2 . 4% (in line with the previous forecast) . 2024(e) Banking System (1) ~3.5% Nominal Loan Growth ~28% DDA / Total Loans 3.6% – 4.0% Net Interest Margin 1.1% – 1.2% ECL / Avg. Loans ~2.4% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 22

Economic & Business Environment

Market Share in Commercial Loans (1)
(As of August 2024)


16.5%
16.2%
13.8%
11.1%
11.0%
Itaú

Market Share in Consumer Loans (1)
(As of August 2024)


20.1%
18.8%
14.8%
10.7%
8.5%
Itaú

Market Share in Demand Deposits in Local Currency (1)
(As of August 2024)


20.0%
19.3%
14.8%
7.7%
5.1%
Itaú

Market Share in Assets Under Management (2)
(As of September 2024)


23.7%
17.9%
12.0%
5.9%
5.6%
BICE
Itaú

Market Share in Net Income
(As of August 2024)


24.1%
16.9%
14.7%
9.0%
7.5%
Itaú

Return on Average Capital and Reserves
(As of August 2024)


23.4%
17.3%
13.5%
12.8%
10.1%
Itaú

Cost-to-Income Ratio
(As of August 2024)


36.4%
40.3%
40.7%
47.8%
51.6%
Itaú

90-day Past Due Loans
(As of August 2024)


1.4%
1.6%
2.4%
2.4%
3.0%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries

| 23

Management Discussion & Analysis Income Statement Analysis 3Q24 and 2024 YTD (In Millions of Ch$) Net Income 3 Q 24 vs . 3 Q 23 Our net income amounted to Ch $ 288 , 071 million in the 3 Q 24 , which denoted an annual increase of Ch $ 28 , 078 million or 10 . 8 % when compared to the figure posted in the 3 Q 23 . Quarterly Net Income (In millions of Ch$) Income Tax Non - Customer Income Customer Income Expected Credit Losses Operating Expenses 10.8% The annual variation in net income was primarily sustained by : ⭬ An annual increase of Ch $ 39 , 361 million or 5 . 8 % in operating revenues, mainly underpinned by an annual rise in customer income due to higher income from loans, improved margins from demand and time deposits and fee - based income that continues to grow steadily . On the other hand, non - customer income declined slightly on an annual basis, as a result of mixed factors, including lower income from asset and liability management due to the end of the FCIC (last tranche was repaid in July 2024 ), which was to great extent offset by higher contribution from our structural UF net asset exposure and greater revenues from the management of trading and investment positions that performed better than a year earlier on the grounds of favourable shifts in interest rates . ⭬ An annual decrease of Ch $ 12 , 197 million or 13 . 3 % in income tax, primarily due to an increase in the inflation effect on equity accounts which is tax deductible under the Chilen tax law, given higher inflation in the 3 Q 24 ( 0 . 9% ) when compared to the 3 Q 23 ( 0 . 3% ), which coupled with the treatment of fixed - income securities that complied with conditions established in Art . 104 of the Chilean Tax Law . These factors was partly offset by an increase of 4 . 5 % in pre - tax income . These factors were to some degree counterbalanced by : ⭬ An annual increase of Ch $ 19 , 883 million or 32 . 9 % in Expected Credit Losses (ECLs), which was mainly explained by higher credit expenses in both the Retail Banking and the Wholesale Banking segment in the 3 Q 24 when compared to the 3 Q 23 , due to both higher delinquency in personal and SME banking, as well as higher ECLs associated with some specific wholesale banking customers . It is worth highlighting that quarterly figures are aligned with our long - term expectations and track record on ECL matters . ⭬ A slight annual increase of Ch $ 3 , 597 million or 1 . 3 % in operating expenses, mainly attributable to the effect of inflation recognition on UF - indexed personnel and administrative expenses . However, it is important to mention that our continuous effort to reduce costs by means of both improving productivity in core commercial and operating processes while seeking for rooms of more efficiency, have allowed us to more than compensate the effect of cumulative inflation in fares and salaries . | 24

Management Discussion & Analysis 2024 YTD vs . 2023 YTD As of September 30 , 2024 , we reached a net income of Ch $ 909 , 326 million, which indicates an annual increment of Ch $ 51 , 235 million or 6 . 0 % when compared to the same period last year . Year - to - Date Net Income (In millions of Ch$) Non - Customer Income Income Tax Customer Income Expected Credit Losses Operating Expenses 6.0% The main driver behind this performance was an annual increase of Ch $ 140 , 322 million or 6 . 6 % in our top line, explained by improved customer income due to higher income from loans and contribution of deposits, which enabled us to overcome a decrease in the non - customer income, primarily due to the impact of lower revenues from asset and liability management . This factor was to some degree counterbalanced by : ⭬ An annual increase of Ch $ 55 , 107 million or 23 . 6 % in Expected Credit Losses (ECLs) due to : (i) net asset quality deterioration, particularly in the Wholesale Banking segment, due to a low comparison base in 2023 and weakened financial condition of some customers in 2024 , and – to a lesser degree – in the Retail Banking segment, due to increased delinquency, and (ii) a volume effect associated with moderate loan growth, especially in Retail Banking . ⭬ Higher Operating Expenses by Ch $ 32 , 389 million or 4 . 1 % on an annual basis, due to both higher personnel expenses (salaries and other benefits) attributable to the collective bargaining processes carried out at the end of 2023 and the effect of greater IT expenses . ⭬ An annual increase of Ch $ 1 , 591 or 0 . 7 % in income tax, which was primarily due to an annual increase of 4 . 8 % in pre - tax income, which was to some degree offset by tax treatment of certain fixed - income securities under Art . 104 of the Chilean Tax Law . Return on Average Equity (ROAE) Based on the net income earned as of September 30 , 2024 and the drivers mentioned above, we achieved a ROAE of 21 . 3 % in the 3 Q 24 , that favorably compares with the 21 . 0 % reached a year earlier . Similarly, as of September 30 , 2024 our ROAE amounted to 22 . 8% , which is slightly below the 23 . 4 % registered a year ago . Return on Average Equity (1) (Annualized) 21.0% 21.3% 23.4% 22.8% 12.7% 15.4% 15.3% 15.5% 3Q23 3Q24 Sep - 24 Sep - 23 Industry ROAE (1) Industry  s ratios for the 3Q24 consider the three - month period ended on August 31, 2024. Projections For the FY 2024 , we have taken into consideration the recent trends in P&L line - items, balance sheet structure and revised expectations for both inflation and short - term interest rates . Accordingly, we have maintained our NIM expectation at ~ 4 . 8 % for 2024 , based on mixed factors : (i) expectations on inflation that have changed upwards in the margin, which should benefit the contribution of our UF - indexed position in the banking book, (ii) a lower - than - expected monetary policy interest rate that would end 2024 at ~ 5 . 0% (down from the ~ 5 . 5 % forecasted in the 2 Q 24 ), which – along with the easing cycle started by the U . S . Federal Reserve – would adversely impact on the contribution of our demand deposits, which should be partly offset by the repricing of short - term time deposits . From the credit risk perspective, we continue to see a process of normalization for ECLs, as pointed out in previous reports . On a positive tone, we have evidenced a slowdown in NPLs over the last quarters and bounded ECL charges . Accordingly, we foresee our ECL ratio to stand at ~ 1 . 1 % for the rest of 2024 (from ~ 1 . 2 % forecasted last quarter), excluding additional provisions, if any . As for efficiency, based on the recovery we have seen in customer income and bounded operating expenses, we continue to see our cost - to - income for 2024 at ~ 37% . Based on the above, in absence of non - recurrent factors, we have revised upward our ROAE expectation for 2024 to ~ 22% (from the level of ~ 21 % we forecasted last quarter) . | 25 FY 2024 Banco de Chile Slightly above industry Loan Growth (Nominal) ~4.8% Net Interest Margin (NIM) ~1.1% Expected Credit Losses / Avg. Loans ~37% Efficiency Ratio ~22% Return on Average Equity (ROAE)

Management Discussion & Analysis Change Sep - 24/Sep - 23 Ch$ % Year - to - Date Sep - 23 Sep - 24 Operating Revenues Breakdown (In millions of Ch$) Quarter Change 3Q24/3Q23 3Q23 3Q24 Ch$ % +19.3% 256,112 1,585,249 1,329,137 +22.9% 93,099 500,073 406,974 Net Interest Income (Interest and Inflation) (35.9)% - 125,826 224,980 350,806 (51.2)% - 65,469 62,357 127,826 Financial Results (1) +7.8% 130,286 1,810,229 1,679,943 +5.2% 27,630 562,430 534,800 Net Financial Income +5.2% 21,207 427,233 406,026 +9.6% 12,802 145,737 132,935 Net Fees and Commisions (12.3)% - 4,224 30,052 34,276 +2.1% 213 10,322 10,109 Other Operating Income (24.3)% - 2,273 7,084 9,357 (15.6)% - 557 3,004 3,561 Income attributable to affiliates - - 4,674 - 2,465 2,209 - - 727 - 647 80 Income from Non - Current Assets Held for Sale +6.6% 140,322 2,272,133 2,131,811 +5.8% 39,361 720,846 681,485 Total Operating Revenues bp. Sep - 24 Sep - 23 bp. 3Q24 3Q23 Key Ratios 38 4.80% 4.42% 48 4.64% 4.16% Net Interest Margin 43 5.16% 4.73% 50 5.00% 4.50% Net Financial Margin 3 1.50% 1.47% 7 1.52% 1.45% Fees to Average Loans In Millions of Ch$ (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 3Q24 vs. 3Q23 Net Financial Income Breakdown (In Millions of Ch$) 421,881 452,207 112,919 110,223 534,800 562,430 3Q23 3Q24 Non - Customer Financial Income Customer Financial Income | 26 In the 3 Q 24 , our net financial income amounted to Ch $ 562 , 430 million, representing an annual increase of Ch $ 27 , 630 million or 5 . 2 % when compared to the 3 Q 23 . This growth was fostered by an annual increment of Ch $ 30 , 326 million or 7 . 2 % in customer financial income, mostly attributable to a strong quarter in terms of income from loans as a result of proactive margin focus and improved loan origination in consumer loans. When we delve into the details behind this figure, the following key factors come to light: ⭬ Income from loans growing Ch $ 20 , 182 million in the 3 Q 24 as compared to the 3 Q 23 . This performance was influenced by an annual increase of Ch $ 21 , 188 million in income from consumer loans, in line with an upward trend observed in consumer lending spreads throughout the year . Additionally, average consumer balances increased 4 . 3 % on an annual basis . To a lesser extent, income from residential mortgage loans increased Ch $ 2 , 481 million of when compared to the 3 Q 23 , backed by an annual hike of 7 . 2 % in average loan balances during the quarter . ⭬ An annual increment of Ch $ 7 , 496 million in the contribution of demand deposits (DDA) to our cost of funding, mostly attributable to an annual increase of 4 . 7 % in average DDA balances, mostly driven by our solid market positioning in DDA denominated in local currency . In addition, but to a lesser degree, the 12 - month increase in margins of DDA also contributed to this annual improvement . ⭬ A YoY rise of Ch $ 3 , 029 million in income from Time Deposits (TD) primarily as a result of increased margins, given proactive and targeted pricing management . These positive factors allowed us to overcome an annual decrease of Ch $ 3 , 763 million in revenues from the management of our balance sheet and financial positions . This change was primarily explained influenced by : (i) an annual decline in revenues from asset and liability management, mostly influenced by the end of the FCIC in July 2024 (around two thirds matured

Management Discussion & Analysis 1,209,320 1,371,536 470,623 438,693 on April 1 st , 2024 ), and (ii) an annual decrease in the contribution of the USD - denominated net asset position that hedges expenses denominated in USD as a result of changes in the exchange rate . On a positive tone, these drivers were almost totally offset by : (i) an annual improvement in the contribution of our structural UF net asset position due to higher inflation ( 0 . 9 % in the 3 Q 24 versus 0 . 3 % in the 3 Q 23 ) measured as UF variation, and (ii) an annual boost in revenues from the management of our trading and investment portfolios due to a very low comparison represented by the 3 Q 23 , when unfavourable shifts in mid and long - term local interest rates battered marking - to - market positions . 2024 YTD vs . 2023 YTD Net Financial Income Breakdown (In Millions of Ch$) 1,810,229 1,679,943 Sep - 23 Sep - 24 Non - Customer Financial Income Custo mer Financial Income For the nine - month period ended on September 30 , 2024 our net financial income totalled Ch $ 1 , 810 , 229 million, which represents an annual rise of Ch $ 130 , 286 million or 7 . 8 % when compared to the same period in 2023 . This performance is in line with efforts devoted to enhance our core revenue generation capacity over the last quarters, which has resulted in an annual improvement of Ch $ 162 , 217 million or 13 . 4 % in customer financial income . Main factors behind this change may be summarized, as follows : ⭬ Income from loans that increased Ch $ 86 , 026 million on an annual basis, from Ch $ 633 , 283 million as of September 30 , 2023 to Ch $ 719 , 309 million as of September 30 , 2024 . This change was almost entirely explained by greater income from consumer loans, which benefited from both increased lending spreads in 2024 and a 4 . 5 % annual growth in average consumer loan balances . ⭬ Income from Time Deposits rising Ch $ 41 , 074 million as of September 30 , 2024 , when compared to the same period last year . As in the case of quarterly figures, increased margins were the main underlying cause, together with an 4 . 0 % annual increase in average balances . ⭬ Higher contribution of DDA balances to our funding cost by increasing Ch $ 36 , 882 million annually, from Ch $ 516 , 333 million as of September 30 , 2023 , to Ch $ 553 , 215 million as of September 30 , 2024 . This figure was mostly explained by increased DDA average balances (+ 4 . 0 % annual growth) and DDA margins that have remained above last year  s figures . These positive factors were somewhat counterbalanced by an annual decline of Ch $ 39 , 841 million in revenues from asset and liability management by our Treasury, largely influenced by the end of the FCIC in 2024 . These effects were to some extent offset by an annual surge in revenues coming from the management of both the investment and trading portfolios, given favourable shifts in local interest rates that resulted in positive marking - to - market for fixed - income securities and trading derivatives in 2024 , which coupled with unfavorable motions a year ago, particularly in the 3 Q 23 . Net Financial Margin (NFM) We posted net financial margins of 5 . 00 % and 5 . 16 % in the 3 Q 24 and as of September 30 , 2024 , respectively, denoting increases of 50 bp . and 43 bp . when compared to the same periods of 2023 . As mentioned earlier, the annual increment in core financial income has supported this growth . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.00% 4.73% 5.16% 4.50% 3.93% 4.15% 3.96% 4.20% Sep - 24 3Q23 3Q24 BCH Sep - 23 Industry (1) Industry  s ratios for the 3Q24 consider the three - month period ended on August 31, 2024. | 27 Furthermore, we continued to stand out against industry in terms of NFM . In fact, we surpassed by 85 bp . and 96 bp . the net financial margins posted by the industry in the 3 Q 24 and as of September 30 , 2024 , respectively .

Management Discussion & Analysis Net Fee Income 3 Q 24 vs . 3 Q 23 In the 3 Q 24 our net fee income amounted to Ch $ 145 , 737 million, which denotes an annual increase of Ch $ 12 , 802 million or 9 . 6 % when compared to the Ch $ 132 , 935 million posted in the 3 Q 23 . Net Fee Income (In Millions of Ch$) 145,737 43,433 49,765 30,972 23,747 29,921 37,066 14,515 2,588 17,864 11,548 2,546 14,707 132,935 3Q23 3Q24 Main underlying causes explaining the annual increment were : ⭬ An annual increase of Ch $ 7 , 145 million or 23 . 1 % in fees from Mutual Funds and Investment Funds management . This change was explained by a 37 . 0 % annual increment in average assets under management (AUM), which – as mentioned in our last quarterly report – has been sustained by the launch of new mutual funds series (representing around 98 % of the total increase in AUM), which have been mainly concentrated in fixed - income funds . ⭬ An annual increase of Ch $ 6 , 332 million in fees from Transactional Services in the 3 Q 24 . This change was primarily explained by the positive exchange rate effect on USD - indexed fee expenses related to our credit cards loyalty program, given the Ch $ appreciation of 4 . 7 % against the U . S . dollar in the 3 Q 24 , as compared to an 11 . 1 % depreciation in the 3 Q 23 , and – to a lesser degree – increased transactionality in both credit and debit cards, given diverse commercial campaigns to meet our customers’ needs by means of enhancing the benefits from using our credit cards . These factors allowed us to deal with both the effect of lower interchange fees as determined by the Technical Committee, starting October 1 st , 2023 and lower fees from ATMs . Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services 146,653 90,339 79,388 87,196 103,803 41,560 50,495 33,189 7,089 44,977 7,918 406,026 ⭬ Higher fee - income related to Credits and Contingent Loans, which was comprised of : (i) an increment of Ch $ 1 , 485 million in fees related to credit restructuring due to the recent trends observed in interest rates, (ii) an increase of Ch $ 1 , 008 million in fee - income from letters of credit, guarantees and collaterals, which was partly related to performance displayed by trade finance loans, and (iii) greater fees from credit prepayment by Ch $ 863 million on an annual basis, concentrated in both commercial and consumer loans, also due to the recent decline in local interest rates . ⭬ Other fee income that improved Ch $ 3 , 159 million or 27 . 4 % on yearly basis . Cash Management Services fees concentrated most of the increase by growing Ch $ 1 , 805 million in the 3 Q 24 as compared to the 3 Q 23 , which was mainly explained by updated fares associated with commissions for interbank clearance . These positive factors were to some degree compensated by lower fees from Insurance Brokerage amounting to Ch $ 7 , 225 million or 23 . 3 % on an annual basis . This was the consequence of : (i) a decline of 17 . 7 % in written premiums in the 3 Q 24 in comparison with the 3 Q 23 , partly explained by specific dynamics in the casualty insurance business related to residential mortgage loans and lower activity in non - credit related insurance, (ii) the increase in loan prepayments that also resulted in the reimbursement of non - accrued insurance brokerage fees, and (iii) a decline in the recognition of the upfront fee received as part of our strategic alliance in 2019 , as clawback clauses expired or are due to expire this year . 2024 YTD vs . 2023 YTD Net Fee Income (In Millions of Ch$) 427,233 Sep - 23 Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage 140,652 Transactional Services Sep - 24 | 28

Management Discussion & Analysis On a year - to - date basis, net fee - income grew Ch $ 21 , 207 million or 5 . 2% , from Ch $ 406 , 026 million as of September 30 , 2023 to Ch $ 427 , 233 million earned as of the same period of 2024 . The annual increase in fee income was the consequence of : ⭬ An annual rise of Ch $ 16 , 607 million or 19 . 0 % in fees from Mutual Funds and Investment Funds management, which principally relied on a 38 . 9 % expansion in average AUM . As mentioned in prior reports and for quarterly figures, our Mutual Funds subsidiary has launched new fixed - income funds in order to meet investment needs of former time deposit holders that seek for more profitable investments, given recent changes in local short - term interest rates . ⭬ A yearly increase of Ch $ 8 , 935 million or 21 . 5 % in fees related to Credits and Contingent Loans . Letters of credit, guarantees and collaterals explained Ch $ 3 , 120 million of the annual surge . As mentioned earlier, the evolution of trade finance loans, partly explain this change . In addition, fees from credit prepayments posted an annual increase of Ch $ 3 , 078 million, primarily driven by greater prepayments of commercial loans, related to specific lending operations, and – to a lesser extent – by prepayments of consumer loans, both motivated by lower interest rates, as previously mentioned . ⭬ An annual increment of Ch $ 11 , 788 million or 35 . 5 % in fees from Other Services, coming especially from Cash Management Services that rose Ch $ 5 , 806 million on an annual basis, primarily underlain by lower fares for interbank clearance, as indicated above . In addition, fees from Wire Transfers and Payment Orders increased Ch $ 2 , 255 million as a consequence of greater amounts of payment orders in foreign currency as requested by customers . Lastly, Custody and Trust Services fees grew Ch $ 863 million or 11 . 0 % on an annual basis, primarily concentrated in custody services provided to foreign customers . These positive factors were to some degree compensated by : ⭬ Lower fees from Insurance Brokerage by Ch $ 10 , 951 million on an annual basis, which was explained by all but the same drivers mentioned for quarterly figures . Reasons behind this change are akin to those mentioned for quarterly figures . First of all, we may highlight a 3 . 0 % decrease in average written premiums due to lower dynamism in the non - credit related insurance business and more recently a change in property and casualty insurance linked to residential mortgage loans . In addition, the rest of the annual variation has to do with both higher reimbursements of non - accrued insurance premiums due to loan prepayments and lower recognition of the upfront fee stemmed from the strategic alliance started in 2019 . | 29 ⭬ Lower fee income from Transactional Services amounting to Ch $ 6 , 001 million or 4 . 1 % as of September 30 , 2024 when compared to the same period last year . As mentioned in past reports, the interchange fees set by the Technical Committee in October 2023 has been the main driver conducting the behaviour of transactional services fees, as it has continued to be gradually adopted . Throughout the year, this effect has partly been offset by greater amount of transactions made by our clients (+ 14 . 7 % and + 11 . 5 % in debit and credit cards, respectively) in the nine - month period ended on September 30 , 2024 when compared to the same period last year . It is important to notice that in September 2024 , the Technical Committee announced the postponement of the second adjustment to interchange fees (from 0 . 50 % to 0 . 35 % for debit cards, from 1 . 14 % to 0 . 80 % for credit cards and from 0 . 94 % to 0 . 80 % for prepaid cards), which was due to start on October 1 st 2024 . Thus, the Committee opened the first review process of interchange fees caps by which market participants are enabled to submit their comments for the evaluation of the Committee . In the meanwhile, fees will remain unchanged . In addition, fee - income from the management of our ATM network decreased on the grounds of a change in the commercial partnership that, however, had a positive effect on operating expenses . These factors were to some degree offset by lower fee expenses associated with our credit card loyalty program due to both lower improved cost base and positive exchange rate effect for USD - denominated expenses given lower Ch $ depreciation in 2024 .

Management Discussion & Analysis Expected Credit Losses 3 Q 24 vs . 3 Q 24 Our Expected Credit Losses (ECLs) increased Ch $ 19 , 883 million or 32 . 9 % on an annual basis, by reaching Ch $ 80 , 354 million in the 3 Q 24 . Expected Credit Losses (In Millions of Ch$) 3Q23 3Q24 Loan Loss Allowances +0.9% 7,013 786,140 779,127 Initial Allowances (6.2)% 7,064 (106,512) (113,576) Charge - offs +402.3% (177) (221) (44) Sales of Loans (146.2)% (12,346) (3,901) 8,445 Allowances FX effect +38.7% 29,947 107,233 77,286 Provisions established, net +4.2% 31,501 782,739 751,238 Final Allowances Expected Credit Losses +38.7% 29,947 107,233 77,286 Provisions Established Loans +26.4% 51 244 193 Provisions Established Banks In Millions of Ch$ Quarter Change 3Q24/3Q23 Ch$ % This annual change was related to : ⭬ An annual increase of Ch $ 23 , 672 million in ECLs as a result of an unfavorable change in asset quality for both the Retail Banking and the Wholesale Banking segments . In detail, the Retail Banking segment showed net credit quality deterioration that resulted in higher ECLs by Ch $ 17 , 638 million in the 3 Q 24 when compared to the 3 Q 23 . This financial services industries, which were partially offset by improvements in the financial condition of certain customers in the health services sector in the 3 Q 23 . ⭬ A volume effect (including both loan growth and mix effect) explaining an annual increase of Ch $ 3 , 680 million in ECLs, which relied on a rise of 3 . 3 % in average loan balances in the 3 Q 24 when compared to the 3 Q 23 . At a segment level, this annual change was concentrated in the Retail Banking segment, given greater average balances of residential mortgage and consumer loans, respectively . Expected Credit Losses +448.9% +401.4% (2,101) (1,959) (2,569) (2,447) (468) (488) Provisions Contingent Loans Prov. Cross Border Loans (In Millions of Ch$) (308.2)% (5,510) (3,722) 1,788 Financial Assets Impairments These effects were counterbalanced by : ⭬ An annual improvement in the impairment of fixed - income securities measured at both FVTOCI and amortized cost by Ch $ 5 , 510 million on an annual basis, primarily explained by lower probabilities of default, particularly for counterparties belonging to the financial services sector, particularly for exposures to certificates of deposits issued by local banks and, to a lesser degree, bonds issued by foreign banks . ⭬ An annual improvement of Ch $ 1 , 959 million in ECLs associated with cross border loans, as a result of : (i) a 4 . 7 % Chilean peso appreciation in the 3 Q 24 that compares to a 11 . 1 % Chilean peso depreciation in the same period last year, and (ii) lower exposures to offshore banking counterparties . 2024 YTD vs . 2023 YTD As of September 30 , 2024 , our ECLs amounted to Ch $ 288 , 458 million, which posed an annual growth of Ch $ 55 , 107 million or 23 . 6 % when compared to the same period of 2023 . +3.1% (9,511) (321,198) (311,687) Charge - offs +920.5% (405) (449) (44) Sales of Loans (44.4)% (1,621) 2,034 3,655 Allowances FX effect +18.7% 52,462 333,384 280,922 Provisions established, net +4.2% 31,501 782,739 751,238 Final Allowances Expected Credit Losses +18.7% 52,462 333,384 280,922 Provisions Established Loans +455.9% 269 328 59 Provisions Established Banks (51.0)% 1,835 (1,761) (3,596) Provisions Contingent Loans increase was mainly explained by a rise in delinquency from +20.4% 728 4,293 3,565 Prov. Cross Border Loans 1.65% in the 3Q23 to 1.86% in the 3Q24 for both personal (64.2)% 1,963 (1,094) (3,057) Financial Assets Impairments banking and SME banking. In the same line, the Wholesale - 0 0 0 Additional Provisions Banking segment posted a net decline in asset quality, +4.8% +23.6% (2,150) 55,107 (46,692) 288,458 (44,542) 233,351 Recoveries Expected Credit Losses attributable to a tougher credit situation of some specific customers belonging to the real estate, construction and 24/Sep - 23 % Change Sep - Ch$ Date Sep - 24 Year - to - Sep - 23 In Millions of Ch$ - +3.1% 0 (545) 0 (18,385) 0 (17,840) Additional Provisions Recoveries Loan Loss Allowances +32.9% 19,883 80,354 60,471 Expected Credit Losses (1.2)% (9,424) 768,968 Initial Allowances 778,392 The annual variation was explained by : ⭬ An annual increase of Ch $ 40 , 894 million in ECLs as a result of higher risk charges in both the Retail Banking and Wholesale Banking segments . ECLs in the Wholesale Banking segment showed an annual increase of Ch $ 33 , 923 million in the nine - month period ended in September 2024 when compared to the same period of 2023 . As mentioned in the last quarterly report, this increase was mainly explained by lower - than - normal ECLs in 2023 , due to some allowance releases related to improvements in the risk profile for some specific customers from diverse sectors including construction, real estate and transportation . | 30

Management Discussion & Analysis For the Retail Banking segment, ECLs showed an annual increment of Ch $ 6 , 982 million when compared to the same period last year . This increase had mainly to do with delinquency indicators that have remained above our own average levels after starting a normalization process . Positively, NPLs have become stable since the 1 Q 24 . ⭬ A volume effect (including loan growth and mix effect) that resulted in an annual increase of Ch $ 11 , 522 million in ECLs, given a 3 . 0 % annual rise in average loan balances in the first nine months of 2024 , which in turn was entirely concentrated in the Retail Banking segment . Expected Credit Losses Ratio Based on the above, our ECLs ratio (annualized ECLs over average loans) accounted for 0 . 84 % in the 3 Q 24 , which was 18 bp . above the 0 . 66 % posted in the 3 Q 23 . As of September 30 , 2024 , our ECLs ratio showed a similar trend by posting an increase of 16 bp . from 0 . 85 % as of September 30 , 2023 to 1 . 01 % this year . Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) 0.66% 0.84% 0.85% 1.20% 1.02% 1.29% 1.01% 1.11% 3Q23 3Q24 Sep - 24 Sep - 23 BCH Industry (1) Industry  s ratios for the 3Q24, consider the three - month and the year - to - date periods ended on August 31, 2024. Based on our ECLs ratios, we continued to outperform the industry in terms of risk expenses by 18 bp . in the 3 Q 24 when compared to the 3 Q 23 and by 10 bp . as of September 30 , 2024 . Going forward, we expect our ECL ratio to end 2024 at ~ 1 . 1% , which is slightly below our mid - term level of 1 . 2% . Past - Due Loans Regarding non - performing loans, our past - due ratio (loans overdue 90 days or more) amounted to 1 . 48 % in September 2024 , which compares to the 1 . 35 % reached in the same period last year . As mentioned in past reports, our past - due ratio is reflecting lagged effects of subdued economic indicators that have particularly affected some economic sectors and a portion of the retail banking segment . On a positive tone, we have seen stable delinquency indicators since the 1 Q 24 . Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 1.35% 1.43% 1.50% 1.49% 1.48% 2.04% 2.15% 2.26% 2.32% 2.37% Sep - 24 Sep - 23 Dec - 23 Mar - 24 BCH Jun - 24 Industry (1) Industry  s ratio as of September 2024, consider the year - to - date period ended on August 31, 2024. | 31 The increasing trend in delinquency has affected asset quality across the industry in both the Retail and the Wholesale Banking segment . When looking at every lending product, the industry has seen an increase in past - due loans ratios above normal or long - term levels, particularly for commercial and consumer loans . In the case of residential mortgage loans, delinquency for the industry remains below long - term figures while though increasing over the last quarters . Amid this backdrop, thanks to our prudent approach to credit risk, we have continued to outperform the banking system in overall delinquency by holding a positive gap 89 bp . by the end of 3 Q 24 .

Management Discussion & Analysis Operating Expenses 3 Q 24 vs . 3 Q 23 Our operating expenses totaled Ch $ 272 , 941 million in the 3 Q 24 , which represents a moderate annual expansion of Ch $ 3 , 597 million or 1 . 3% , which is below inflation . Operating Expenses (In Millions of Ch$) 3Q23 Ch$ % Personnel expenses Administrative expenses Depreciation and Amort. 136,841 101,468 22,486 139,535 101,563 24,163 2,694 95 1,677 +2.0% +0.1% +7.5 % Quarter 3Q24 +3.4% 13,734 419,369 405,635 Personnel expenses - (170) (41) 129 Impairments +4.7% 14,081 313,467 299,386 Administrative expenses (8.3)% (699) 7,721 8,420 Other Oper. Expenses +3.1% 2,163 70,951 68,788 Depreciation and Amort. +1.3% 3,597 272,941 269,344 Total Operating Expenses +1213.4% 1,359 1,471 112 Impairments bp. / % 3Q24 3Q23 Additional Information +4.5% 1,052 24,330 23,278 Other Oper. Expenses (165)bp 37.9% 39.5% Op. Exp. / Op. Rev. +4.1% 32,389 829,588 797,199 Total Operating Expenses +11bp 2.1% 2.0% Op. Exp. / Avg. Assets (5.1)% 11,844 12,486 Headcount (#) - EOP (10.3)% 235 262 Branches (#) - EOP In Millions of Ch$ Change 3Q24/3Q23 This increase was mainly driven by: ⭬ Higher personnel expenses by Ch $ 2 , 694 million or 2 . 0% , explained by an increase of Ch $ 3 , 856 million or 2 . 9 % in salaries, benefits and other payments to the staff, mainly as a result of inflation recognition as well as the changes agreed in the collective bargaining agreements . The above was partly offset by a decline of Ch $ 1 , 162 million or 25 . 5 % in severance payments and, more specifically, by a 5 . 1 % annual reduction in headcount, thanks to the continuous progress we have made in efficiency and productivity initiatives and the development of digital banking . ⭬ An annual increase of Ch $ 1 , 677 million or 7 . 5 % in depreciation and amortization expenses mainly associated with the amortization of software licenses . Administrative expenses that remained almost flat by rising Ch $ 95 million or only 0 . 1 % on an annual basis . This change was explained by a mix of opposing factors, such as : (i) an annual increase in IT - related expenses by Ch $ 3 , 671 million due to both enhancements to our digital infrastructure and ongoing initiatives orientated to improve operational efficiency and productivity as part of our strategic pillars, (ii) a decrease of Ch $ 1 , 188 million in advertising and marketing expenses explained by fewer campaigns and sponsorship related to Condors’ rugby national team as compared to the 3 Q 23 , (iii) a decline of Ch $ 1 , 903 million in other administrative expenses, associated with diverse productivity and efficiency initiative, and (iv) lower expenses related to fixed - assets maintenance by Ch $ 632 million, which was mainly concentrated in lower expenses on corrective maintenance of our offices and branches. 2024 YTD vs . 2023 YTD As of September 30 , 2024 , our operating expenses totalled Ch $ 829 , 588 million, which represented an annual increment of Ch $ 32 , 389 million or 4 . 1 % when compared to the same period of 2023 . As in the case of quarterly figures, the annual increase of our cumulative cost base was below inflation . Operating Expenses (In Millions of Ch$) Year - to - Date Sep - 23 Sep - 24 Change Sep - 24/Sep - 23 Ch$ % Additional Information Sep - 23 Sep - 24 bp. / % Op. Exp. / Op. Rev. Op. Exp. / Avg. Assets 37.4% 1.9% 36.5% 2.0% (88)bp +10bp (5.1)% 11,844 12,486 Headcount (#) - EOP (10.3)% 235 262 Branches (#) - EOP In Millions of Ch$ This annual increase was primarily driven by: | 32 ⭬ Administrative expenses that grew Ch $ 14 , 081 million or 4 . 7% , largely explained by an increase of Ch $ 11 , 611 million in IT - related expenses, which were in turn primarily sustained by updates of software licenses, IT support services and cloud usage expenses that stemmed from recent developments aimed at supporting our digital strategy . To a lesser degree, the maintenance of fixed assets increased Ch $ 3 , 059 million, which was explained by ~Ch $ 2 , 100 million of further expenses related to relocation of part of our ATM network, due to the expiration of a former commercial partnership . ⭬ An annual increment of Ch $ 13 , 734 million or 3 . 4 % in personnel expenses, largely due to higher salaries as a result of inflation recognition and a one - off increment in the salary base as a result of the collective bargaining process carried out in the 2 H 23 . As mentioned earlier, the decline in headcount has partly allowed us to mitigate these trends in payroll . ⭬ Higher depreciation and amortization expenses by Ch $ 2 , 163 million or 3 . 1 % on an annual basis due to the same factors mentioned for quarterly figures .

Management Discussion & Analysis ⭬ An annual increase of Ch $ 1 , 359 million in impairments explained by allowances set during the 2 Q 24 in order to cover expected losses for accounts receivables related to fees for portfolio management services provided by our Mutual Funds subsidiary . Efficiency Ratio Our efficiency ratio reached 37 . 9 % in the 3 Q 24 , which denotes an improvement of 165 bp . as compared to the same period of 2023 . As of September 30 , 2024 , the efficiency ratio stood at 36 . 5% , which also represented an annual improvement of 88 bp . when compared to the same period of the previous year . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 39.5% 37.9% 37.4% 36.5% 42.9% 44.1% 42.3% 44.3% 3Q23 3Q24 Sep - 24 Sep - 23 BCH Industry (1) Industry  s ratios for the 3Q24 consider the three - month periods ended on August 31, 2024. | 33 In line with our corporate strategy, we aim to continue improving our productivity and efficiency over the next years through different operational and administrative initiatives . Some of these actions have already been implemented while allowing us to outpace the industry in terms of the cost - to - income ratio by achieving a favorable gap of 627 bp . in the 3 Q 24 and 776 bp . as of September 30 , 2024 .

Management Discussion & Analysis Business Segments Performance 3Q24 and 2024 YTD (In Millions of Ch$) Our income before income tax amounted to Ch $ 367 , 551 million in the 3 Q 24 . This level denotes an annual increase of Ch $ 15 , 881 million or 4 . 5 % when compared to the 3 Q 23 . In terms of composition, in the 3 Q 24 the main source of income before income tax was the Retail Banking segment that contributed with 44 . 6 % share of our total amount, followed by the Wholesale Banking segment that explained 42 . 3 % of the pre - tax income . To a lesser degree, our Subsidiaries and Treasury business contributed with 6 . 6 % and 6 . 6% , respectively . On a year - to - date basis, our pre - tax income reached Ch $ 1 , 154 , 087 million as of September 30 , 2024 , Ch $ 52 , 826 million above the figure posted in the same period of 2023 . In terms of composition, as of September 30 , 2024 our pre - tax income was primarily explained by Retail Banking segment that contributed with 46 . 6 % to the total amount, followed by the Wholesale Banking segment with a 42 . 8 % of contribution to the total income before income tax . As usual, the main business segments were followed by Subsidiaries and Treasury that contributed with 6 . 2 % and 4 . 4 % of the total amount, respectively . Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 1,101,261 1,154,087 71,822 71,304 494,108 549,801 537,684 474,223 5,415 50,991 Sep - 23 Sep - 24 Treasury Retail Banking Wholesale Banking Subsidiaries Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 351,670 367,551 24,494 24,187 166,964 155,420 171,583 163,821 - 11,371 24,123 3Q23 3Q24 Treasury Retail Banking Wholesale Banking Subsidiaries | 34

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded pre - tax income of Ch $ 163 , 821 million in the 3 Q 24 , which denoted an annual decrease of Ch $ 7 , 762 million when compared the 3 Q 23 . This decline was mainly steered by an annual increase of Ch $ 21 , 308 million in ECLs, which was primarily supported by a net credit quality deterioration explained by a rise in delinquency from 1 . 65 % in the 3 Q 23 to 1 . 86 % in the 3 Q 24 for both personal banking and SME banking, in conjunction with loan growth effect supported by an annual rise of 4 . 4 % in average loan balances managed by the segment . This effect was partly offset by operating revenues that increased Ch $ 14 , 540 million on an annual basis, mainly due to positive growth in income from loans, particularly fostered by improved consumer lending, and higher contribution of demand deposits to our cost of funds, all of which enabled the segment to offset lower income from term gapping, mainly due to the end of the FCIC, that are partly allocated to the segment’s results . As of September 30 , 2024 , the Retail Banking segment recorded pre - tax income of Ch $ 537 , 684 million, which was Ch $ 63 , 461 million or 13 . 4 % above the level posted in the same period of 2023 . This performance was mainly the result of higher operating revenues, which recorded an annual growth of Ch $ 103 , 774 million, mostly due to the previously mentioned increment in income from consumer loans and higher contribution from demand and time deposits in the first nine months of 2024 when compared to the same period of 2023 , which offset the impact of decreased income from term gapping that is partly allocated to the segment . The above was partly counterbalanced by : (i) an annual increase of Ch $ 21 , 513 million in operating expenses, mainly associated with recognition of cumulative inflation on salaries and greater IT - related expenses that were to some extent offset by lower headcount, and (ii) ECLs increasing Ch $ 18 , 800 million on an annual basis, also explained by increased delinquency as compared to a year earlier and 4 . 4 % annual rise in average loan balances . Wholesale Banking Segment The Wholesale Banking segment posted pre - tax income of Ch $ 155 , 420 million in the 3 Q 24 , which represented a decrease of Ch $ 11 , 544 million or 6 . 9 % when compared to the 3 Q 23 . This performance was mainly the result of an annual decrease of Ch $ 5 , 954 million in operating revenues, as a result of both lower revenues from term gapping, primarily due to the end of the FCIC, that is partly allocated to this segment and an annual increment of Ch $ 4 , 085 million in ECLs in the 3 Q 24 , explained by deteriorated risk profiles of specific customers belonging to the real estate, construction and financial services industries, which were partially offset by improvements in the financial condition of certain customers in the health services sector in the period . As of September 30 , 2024 , the Wholesale Banking segment posted pre - tax income of Ch $ 494 , 108 million, which represented a dwindle of Ch $ 55 , 693 million or 10 . 1 % when compared to the same period of 2023 . Similar to the figures observed for the quarter, this performance primarily relied on : (i) an increment of Ch $ 34 , 345 million in ECLs in the nine - month period ended on September 30 , 2024 , which was mostly explained by lower - than - normal ECLs in the same period of 2023 , due to some allowance releases related to improvements in the risk profile for some specific customers from diverse industries including construction, real estate and transportation, (ii) lower operating revenues by Ch $ 16 , 700 million on an annual basis, largely influenced by the effect of lower revenues from term gapping that is partly allocated to this segment, which was partly offset by higher fees and commissions income associated with both cash management services and credit prepayment & restructuring, and (iii) an annual increment of Ch $ 4 , 648 million in operating expenses, primarily due to the recognition of cumulative inflation on UF - index items, especially salaries . | 35

Management Discussion & Analysis Treasury Segment During the 3 Q 24 , our Treasury reached pre - tax income of Ch $ 24 , 123 million, equivalent to an annual increment of Ch $ 35 , 494 million when compared to the 3 Q 23 . The main driver was the annual rise of Ch $ 30 , 067 million in operating revenues, as result of : (i) an annual surge of Ch $ 27 , 944 million in revenues from our Debt Securities desk, mostly influenced by a comparison base effect due to a sharp increase in long - term interest rates in the 2023 , which coupled with both positive marking - to - market of fixed - income securities denominated in local currency during the 3 Q 24 , and the sale of offshore FVTOCI instruments with positive FV adjustments, and (ii) further income by Ch $ 4 , 658 million from our Trading desk that benefited from lower local long - term interest rates in fixed - income securities this quarter . These effects coupled with an annual decrease of Ch $ 5 , 510 million in impairment of financial assets, primarily due to an overall improvement in probabilities of default (PDs) for both local and foreign banks . As of September 30 , 2024 , the income before income tax generated by our Treasury amounted to Ch $ 50 , 991 million, representing an annual increase of Ch $ 45 , 576 million . This performance was mostly influenced by an annual increase of Ch $ 47 , 558 million in operating revenues, which was principally driven by : (i) an annual improvement of Ch $ 39 , 732 million in revenues from the Debt Securities desk, based on the same drivers explained for quarterly figures, in conjunction with an annual decline in the cost of funds for positions held in this portfolio, and (ii) greater income coming from our Trading desk by Ch $ 9 , 118 million on an annual basis, due to both favorable shifts in local short - term interest rates, particularly during the 1 Q 24 , given specific changes in monthly inflation that benefited our derivatives portfolio, and a more recent decline in long - term local interest rates that improved the overall performance of our fixed - income portfolio measured at FVTPL . The annual improvement in operating revenues was partly offset by an annual increase of Ch $ 1 , 964 million in impairment of financial assets due to PDs that deteriorated – on average – in the nine - month period ended September 30 , 2024 when compared to the same period of 2023 . Subsidiaries Our Subsidiaries reached pre - tax income of Ch $ 24 , 187 million in the 3 Q 24 , amount that was Ch $ 307 million below the level posted in the same period of 2023 . This annual decline mainly relied on : (i) a lower pre - tax income of Ch $ 3 , 023 million from our Insurance Brokerage subsidiary, which was mostly explained by a decline of Ch $ 3 , 294 million in operating revenues due to a decrease in written premiums, mostly related to lower fees from property and casualty insurance intermediation for residential mortgage loans and higher reimbursements related to credit prepayment, and (ii) a lower pre - tax income of Ch $ 837 million from our Stock Brokerage subsidiary due to higher IT expenses to bolster the company’s technological infrastructure, which was partly compensated by boosted fee - income . These drivers were partly offset by : (i) an annual rise of Ch $ 3 , 047 million in income before income tax generated by our Mutual Funds subsidiary, given higher fee - income linked to a 37 . 0 % annual increase in average AUM as interest rates paid by time deposits began to decrease, and (ii) higher pre - tax income from our Collection Services subsidiary (Socofin) by Ch $ 375 million, based on lower personnel expenses due to benefits paid in light of the collective bargaining process carried out in the 3 Q 23 with subsidiary’s unions . As of September 30 , 2024 our Subsidiaries posted a pre - tax income of Ch $ 71 , 303 million, which represented an annual decline of Ch $ 518 million or 0 . 7 % when compared to the same period of 2023 . This change was mainly prompted by : (i) a decrease of Ch $ 4 , 609 million in the pre - tax income generated by our Insurance Brokerage subsidiary mainly due to lower fee - income as mentioned for the quarterly figures, and (ii) an annual decline of Ch $ 1 , 509 million in income before income tax of our Investment Banking subsidiary, mostly related to subdued business activity in the nine - month period ended in September 2024 when compared to the same period last year . This factors were partly compensated by greater pre - tax income in our Mutual Funds subsidiary by Ch $ 4 , 584 million, largely due to higher fee - income coming from average AUM that soared 38 . 9 % on an annual basis, which is in line with the trend observed over the last quarters were former depositors are looking for more profitable investment choices, and (iii) to a lesser degree, an annual rise of Ch $ 1 , 068 million in pre - tax income of our Collection Services subsidiary due to higher operating revenues based on fee - income . | 36

Management Discussion & Analysis Balance Sheet Analysis As of September 2024 (In Millions of Ch$) Loan Portfolio Our loan portfolio retook some momentum in the 3 Q 24 after posting a quarterly decline in the previous quarter . The surge was fostered by modest sequential recoveries in both commercial loans and consumer loans, whereas residential mortgage loans maintained a steady trend . As mentioned in past reports, the Monthly Economic Activity Indicator (IMACEC) seemed to show sustained improvements in certain sectors in 1 H 24 . As of August 31 , 2024 the manufacturing sector, including mining and non - mining production, continued to show positive trends by growing 3 . 7 % on an annual basis when compared to the same period last year . In this regard, worth noting is the annual increase of 5 . 2 % experienced by the other - than - mining industry sectors in the two - month period of July and August 2024 . Other relevant sectors, such as commerce and services, also posted positive annual expansions of 2 . 6 % and 1 . 9% , respectively as of August 31 , 2024 . Particularly notable was the annual improvement of 3 . 6 % in services in the period of July and August 2024 , which is the highest growth during the year . These figures are also supported by industry indicators such as the Monthly Retail Commerce Sales Index and Industrial Production Index that increased 5 . 2 % and 3 . 0 % on an annual basis, respectively, as of August 31 , 2024 . The trends seen at a macroeconomic level, however, are not necessarily translating into the industry’s lending activity . Although last quarter we witnessed a moderate recovery in consumer loans, but remaining in negative 12 - month growth territory, the positive figures in the commerce sector did not result in boosting consumer lending as of August 31 , 2024 . Likewise, commercial loans remain decoupled from recurrent activity in the manufacturing sector, as private investment has not taken off yet . This evidence is in line with the conclusions of the Quarterly Credit Survey conducted by the Central Bank, which shows a demand for loans from individuals that continued to be weak for consumer loans, yet showing some stability, while demand for residential mortgage loans weakened in the margin . The Central Bank also reports that, although the demand for commercial loans from corporations, large companies and SMEs remains weak, there are some signs of strengthening (or not further deterioration) in the margin on a sequential basis . From the offer side, conditions for individuals and companies do not present further restrictions . However, for the construction and real estate sector, both demand and offer conditions remain tight . Our loan portfolio has been affected, to some extent, by the same drivers mentioned above, although we have outperformed the industry, particularly in personal banking . Thus, our loan portfolio managed to grow 3 . 9 % on an annual basis by amounting to Ch $ 38 , 207 , 321 million as of September 30 , 2024 . This pace of growth poses a moderate annual decline in real terms when adjusted by 12 - month inflation (measured as UF variation) . As pointed out in the previous report, [all] lending products have continued to grow steadily in nominal terms on an annual basis, yet personal banking – and residential mortgage loans in particular – remains as the main conducting driver for loan growth . Loan Portfolio Evolution (In Millions of Ch$ and %) 19,609,336 19,991,114 19,964,731 12,014,056 12,303,154 5,134,368 5,306,436 36,757,760 37,600,704 38,207,321 Sep - 23 Commercial Loans Dec - 23 Residential Loans Sep - 24 Consumer Loans (0.1)% +4.9% +3.9% 52% 12,899,904 34% 5,342,686 14% +0.7% +1.6% In fact, residential mortgage loans grew 7 . 4 % when compared to September 2023 , in nominal terms, which denotes positive real growth as well . On a less positive tone, commercial loans increased 1 . 8 % and consumer loans rose 4 . 1 % on an annual | 37

Management Discussion & Analysis Retail Banking 24,755,692 64.8% Individuals 19,664,966 51.5% | 38 Middle Market 5,254,447 13.8% SMEs 5,090,726 13.3% basis, both below 12 - month inflation that reached 4 . 7 % in September 2024 , measured as UF variation . These changes continued to reflect the heavy backpack that is delaying the recovery of both the local economy and the banking activity, notwithstanding some improving trends seen in certain indicators that have not translated into better delinquency or a private investment rebound yet, as expected . Based on the above, when looking at our business segments, we may realize that our Retail Banking segment has continued to strengthen in the margin on the grounds of sluggish activity in wholesale banking . Thus, as of September 30 , 2024 our loan portfolio was primarily composed of Retail Banking loans amounting to Ch $ 24 , 755 , 692 million including loans granted to both individuals and SMEs, which jointly concentrated 64 . 8 % of the total loan book as of the same date . Additionally, loans managed by our Wholesale Banking segment totalled Ch $ 13 , 451 , 630 million as of the same date, representing 35 . 2 % of the total loan portfolio, which comprises loans granted to both Corporations and Large Companies (Middle Market) . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 13,451,630 35.2% Corporate 8,197,183 21.5% Also, as of September 30 , 2024 the loan book handled by our Retail Banking segment was composed of loans granted to individuals by Ch $ 19 , 664 , 966 million, which concentrated a 51 . 5 % share of our total loan book and 79 . 4 % of the loans managed by the Retail Banking segment . Furthermore, this segment serves the funding needs of SMEs by managing loans of Ch $ 5 , 090 , 726 million granted to these customers that represented 20 . 6 % of the Retail Banking loan book . As of the same date, the Wholesale Banking loan portfolio consisted of loans granted to Corporations accounting for Ch $ 8 , 197 , 183 million or 60 . 9 % of the segment’s book and loans provided to large companies totalling Ch $ 5 , 254 , 447 million or 39 . 1 % of the segment’s portfolio . When diving into the dynamics of each segment, we can figure out diverse factors influencing the pace of growth . First of all, loans managed by our Retail Banking posted an annual increase of Ch $ 1 , 135 , 705 million or 4 . 8 % from the Ch $ 23 , 619 , 986 million posted in September 2023 . The main engine for growth has continued to be Personal Banking loans, but particularly the expansion of residential mortgage loans . Instead, the SME subsegment has continued to display tempered lending growth, although some economic sectors, such as commerce, services and manufacturing have seemingly improved in terms of economic activity . In summary, the expansion of our Retail Banking loan book was mainly steered by : ⭬ Personal Banking loans growing Ch $ 1 , 052 , 628 million or 5 . 7 % in September 2024 when compared to a year earlier, which was primarily fostered by : Residential mortgage loans that have continued to grow steadily by expanding Ch $ 885 , 848 million or 7 . 4 % on an annual basis, amounting to Ch $ 12 , 899 , 904 million as of September 2024 . As previously mentioned, this lending product keeps on growing in real terms at annual rates in the neighbourhood of ~ 3 . 0 % amid an overall lending activity that continue to be behind . This behaviour seems to be grounded on : (i) the particular dynamics in the local housing market, characterized by a demand driven by demographic factors, (ii) the value offerings we have specially designed for some specific sub - segments of our Personal Banking unit with a favourable risk - return relationship, which has translated into a year - to - date origination of residential mortgage loans of Ch $ 1 , 071 , 402 million, which represents a 6 . 9 % annual increment when compared to the residential mortgage loans originated in the same period of 2023 , and (iii) the effect of inflation on the balances of residential mortgage loans that are almost totally denominated in UF . Notwithstanding the above, it is fair to note that the current 12 - month expansion rates in residential mortgage loans are far below the ones seen in the past decade . In this regard, both the sharp increase in prices before the pandemic and long - term interest rates that boosted during that period and have remained well above the levels seen in the 2010 s have resulted in stricter requirements in terms of financial burden and monthly income the customers must meet, which has reduced the universe of target segments with reasonable risk - return equation across the board . Consumer loans that amounted to Ch $ 5 , 342 , 686 million in September 2024 , which was Ch $ 208 , 318 million or 4 . 1 % above the amount recorded a year earlier . This expansion continued to be mainly steered by growth in both installment loans and credit card loans . As for the former, growth in installment loans was supported by an annual rise of 8 . 9 % in loan origination, amounting to Ch $ 1 , 581 , 380 million in the first nine months of 2024 in

Management Discussion & Analysis comparison with the Ch $ 1 , 452 , 380 million posted in the same period of 2023 , all of which resulted in installment loans balances of Ch $ 3 , 223 , 501 million as of September 30 , 2024 , which denotes a an annual increment of Ch $ 75 , 193 million or 2 . 4% . This expansion continues to be based on tailored offerings that pursue to meet our customers’ needs through the whole life cycle, as well as lower disposable income among individuals when compared to last year . Likewise, credit card loans reached Ch $ 1 , 834 , 590 million in September 2024 , which denotes a yearly increase of Ch $ 119 , 428 million or 7 . 0% . This figure reaffirms the deceleration noticed in the previous report for credit card loans, that has achieved a sort of plateau around Ch $ 1 , 800 , 000 million after boosting ~ 60 % between December 2021 and December 2023 . This trend has affected the whole industry . It is worth noting that the expansion in consumer loans have not translated into above - trend expected credit losses, which is a proof of our prudent risk approach and sophisticated risk intelligence tools . On the other hand, loans granted to SMEs amounted to Ch $ 5 , 090 , 726 million in September 2024 , which represents a slight annual increase of Ch $ 83 , 077 million or 1 . 7 % when compared to September 2023 . As previously mentioned, although some economic sectors have shown a sort of tempered recovery over the last months, lending growth continues to be bounded in the SME subsegment . Fogape Loans: Outstanding SME Balances (In Millions of Ch$ and %) 205,395 127,297 17,657 307,406 237,114 109,103 575,178 745,421 539,135 1,087,980 1,109,832 665,894 Sep - 23 Covid Dec - 23 Reactivación Sep - 24 ChileApoya However, on a positive tone, the current balances handled by our SME subsegment are comparable to those observed last year, which represent a high was primarily attributable to: (i) an annual decrease of comparison base as the FOGAPE programs (estate - | 39 guaranteed loans) were still fully in place . Even though the Chilean government launched a new Fogape program for SMEs in 2024 , it has been just partly utilized by companies . Therefore, when adjusting by the scheduled amortization of Fopape Loans, it is worth noting the SME subsegment has managed to replace this kind of guaranteed financing, which represent a recovery of 7 . 3 % on an annual basis in non - FOGAPE related loans . In the Wholesale Banking segment, the loan portfolio showed a slight increase after displaying a moderate recovery in the last quarter . As of September 30 , 2024 the loans managed by this banking segment accounted for Ch $ 13 , 451 , 630 million, amount that was Ch $ 313 , 857 million or 2 . 4 % above the level seen in September 2023 . Nonetheless, it is fair to say this amount was partly influenced by the 4 . 7 % annual depreciation of the CLP against the U . S . dollar on the U . S . dollar – denominated loans . Even though we have seen slight recovery in this segment over the last quarters, we are aware the demand for loans remains sluggish and below a mid - term multipliers . In this regard, we have evidenced a better performance in Corporate Banking, which has compensated a more challenging evolution in loans handled by Large Companies (middle market) . Thus, the trend in Wholesale Banking loans may be described as follows : ⭬ Loans managed by Corporate Banking Unit that amounted to Ch $ 8 , 197 , 183 million in September 2024 , which denoted an annual expansion of Ch $ 538 , 773 million or 7 . 0 % when compared to September 2023 . This is in line with the expansion we recorded last quarter and also aligned with particular business factors, including : (i) an annual increment of Ch $ 246 , 147 million or 3 . 9 % in commercial credits, which is associated with particular lending operations, especially in the concessions and infrastructure industries and also a low comparison base posed by September 2023 , (ii) trade finance loans that increased Ch $ 196 , 063 million or 23 . 5 % when compared to a year earlier, which has been the result of both more effective and attractive value offerings designed for this lending product and, to a lesser extent, the 4 . 7 % depreciation of the Chilean peso over the last 12 months, and (iii) an annual growth of Ch $ 63 , 726 million or 21 . 2 % in factoring loans, also explained by improved strategies to bolster this lending business . These trends in the corporations subsegment have enabled us to more than offset the nominal an annual contraction in the Construction and Real Estate sectors, which continue to be battered by subdued activity and slower than expected growth in the residential mortgage loans market, given the prevailing scenario of interest rates and tightened lending conditions for individuals applying for housing loans . ⭬ Instead, the loan portfolio managed by our Large Companies Unit amounted to Ch $ 5 , 228 , 919 million as of September 30 , 2024 , which denotes an annual decline of Ch $ 224 , 916 million or 4 . 1 % when compared to September 2023 . This change

Management Discussion & Analysis Ch $ 176 , 162 million or 5 . 5 % in commercial credits, explained in part by a comparison base effect related to the Fogape Chile Apoya program in 2023 , and (ii) a fall of Ch $ 142 , 474 million or 14 . 6 % in trade finance loans, despite the 12 - month trajectory followed by the CLP against the U . S . dollar . More positively, these trends were partly compensated by an annual increase of Ch $ 60 , 662 million or 5 . 6 % in leasing loans, which is in line with improved value offerings that seek to reinforce this lending product . As we have pointed out in previous reports, over the rest of 2024 and 2025 we expect to gain loan growth momentum, particularly in consumer and commercial loans . This trend should be steered by both lower costs of borrowing on the grounds of the easing policy undertaken by the Central Bank and revised perspectives for the local economy in terms of both growth for household consumption and an important rebound for private investment, as expected by the Central Bank, particularly for 2025 . In fact, whereas private investment would decline 0 . 8 % in 2024 , there would be a recovery of 5 . 1 % in 2025 . Private consumption would decelerate in the margin for 2024 to 1 . 7 % while increasing 1 . 9 % in 2025 . For residential mortgage loans, we expect loan growth should remain for the rest of the year while improving in the margin for 2025 . In this environment, we expect to grow slightly faster than the industry over the rest of 2024 and 2025 as well . Market Share in Loans (1) (% as of the end of each period) 16.2% 16.2% 16.1% 16.2% 18.6% 18.7% 18.7% 18.7% 18.8% 16.2% 16.1% 16.1% 16.2% 16.0% 16.2% 15.3% 15.3% 15.3% 15.3% 15.4% Mar - 24 Jun - 24 Consumer Loans Aug - 24 Aug - 23 Dec - 23 Total Loans Commercial Loans Residential Mortgage Loans (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. (1) Excluding operations of subsidiaries abroad. In terms of market positioning, as of August 31 , 2024 (latest available information released by the CMF), we gained market share in the margin when compared to a year earlier while reseizing a more relevant stake when compared to June 2024 . Thus, as of August 31 , 2024 we attained 16 . 2 % market share in total loans, which denoted a 7 bp . 12 - month gain when compared to August 2023 . This change was in turn driven by a 5 bp . 12 - month market share increase in commercial loans (from 16 . 2 % in August 2023 ), given the tempered recovery seen in the Wholesale Banking segment . This factor coupled with market share gains in retail banking products, as follows : (i) an 18 bp . annual market share seize in consumer loans (from 18 . 6 % in August 2023 ), based on effective commercial strategies we have deployed for targeted segments in which we pursue to grow faster than relevant peers while leveraging on long - term relationships, and (ii) an annual market share rise of 9 bp . in residential mortgage loans (from 15 . 3 % in August 2023 ) based on a competitive cost of funds and our aim of accompanying our customers through their lifespan . For the rest of 2024 , given our expectation to grow slightly above the industry, we aim to gain some market share in consumer loans and, to a lesser degree, reseize further market stake in commercial loans . In residential mortgage loans we should stay at the current levels of market share . Overall, we should recover market positioning in the margin in total loans over the rest of 2024 and 2025 . Securities Portfolio Our Securities Portfolio amounted to Ch $ 4 , 768 , 704 million as of September 30 , 2024 . As we noticed in the last quarterly reports, the Securities Portfolio has declined in line with the full repayment of the FCIC program, which concluded on July 1 st , 2024 . Central Bank & Government 3,017,913 63.3% | 40 Local Banks 1,237,972 26.0% Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Corporate Bonds 50,648 1.1% Foreign Issuers 47,279 1.0% Mutual Funds & Other 414,892 8.7% As of September 30 , 2024 our Securities Portfolio continued to be mainly composed of fixed - income instruments issued by both the Chilean Central Bank and the Chilean Government, which jointly concentrated a 63 . 3 % of the total portfolio while being mostly associated with instruments measured at both fair value through other comprehensive income (FVTOCI hereafter) and amortized cost . This amount is below the 72 . 1 % share these instruments represented a year earlier, which has mainly been driven by the maturity of the FCIC . The rest of the Securities

Management Discussion & Analysis Portfolio consisted of : (i) bonds and certificates of deposit (CDs hereafter) issued by local banks accounting for 26 . 0% , (ii) mutual funds and other securities totalling 8 . 7% , where mutual funds were mostly invested in fixed - income instruments issued by the Central Bank and the Chilean Government, and the other instruments relate to minor equity positions held by our Securities Brokerage subsidiary, (iii) bonds issued by local corporations amounting to 1 . 1 % of the total securities portfolio, and (iv) long - term bonds issued by the U . S . Federal Reserve accounting for 1 . 0 % of the total portfolio . As for the FCIC obligation, it is worth noting that on July 1 st , 2024 we repaid the last tranche of Ch $ 1 , 237 , 800 million after paying a first tranche amounting to Ch $ 3 , 110 , 600 million on April 1 st , 2024 . The two FCIC tranches were completely settled with positions taken in PDL (Liquidity Deposit Program) provided by the Central Bank to ease the payment process . Accordingly, by the end of 2023 and the first half of 2024 we built up positions in PDL (measured at amortized cost) based on the scheduled maturity of liquid assets such as Central Bank’s notes (PDBC hereafter), CD issued by local banks, as well as mid - and long - term bonds issued by the Chilean Central Bank and the Chilean Government that we maintained in our portfolio in order to address the end of the FCIC . Aligned with this, as of September 30 , 2024 did not have any positions in PDL as we completed the full repayment of the FCIC on July 1 st , 2024 . From the investment purpose perspective, as of September 30 , 2024 our Securities Portfolio was composed of : ⭬ Debt securities measured at FVTOCI that accounted for Ch $ 1 , 954 , 644 million or 41 . 0 % of our Securities Portfolio . Of this amount, Ch $ 1 , 119 , 888 million or 57 . 3 % were related to fixed - income instruments issued by local banks, mostly CDs, while nearly Ch $ 736 , 830 million or 37 . 7 % were invested in securities issued by the Chilean Government . Last but not least, positions in foreign fixed - income securities, primarily issued by the U . S . Federal Reserve, amounted to Ch $ 47 , 278 million or 2 . 4 % of the FVTOCI portfolio . Own expectations on the evolution of interest rates are the main underlying reasons behind the positions we held in FVTOCI instruments . ⭬ Debt securities held for Trading (measured at fair value through profit or loss) that amounted to Ch $ 1 , 465 , 702 million as of September 30 , 2024 . This amount was largely composed of Central Bank’s PDBC reaching Ch $ 1 , 166 , 492 million, which are utilized by our Treasury to manage temporary cash surplus and needs . The PDBC have very short maturities, so these positions do not expose us to significant price risk . The remaining amount of debt securities held for trading was associated with minor positions in bonds issued by the Chilean Central Bank and local banks . ⭬ Financial instruments measured at amortized cost that totalled Ch $ 933 , 466 million, representing 19 . 6 % of the Securities Portfolio . This category recorded a decrease on a quarterly basis, given the payment of the last FCIC tranche on July 1 , 2024 for an amount of Ch $ 1 , 237 , 800 million (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. As mentioned in prior reports, the downward evolution of our Securities Portfolio in 2024 has primarily been marked by the full repayment of the FCIC obligation . As expected, our Securities Portfolio displayed an annual decline of Ch $ 3 , 687 , 998 million or 43 . 6 % by passing from Ch $ 8 , 456 , 702 million posted In September 2023 to Ch $ 4 , 768 , 704 million recorded in September 2024 . The annual change, which is also very close to the year - to - date variation, may be summarized, as follows : ⭬ An annual decrease in securities held for Trading by Ch $ 2 , 099 , 416 million or 58 . 9 % when compared to September 30 , 2023 . This decline was largely attributable to lower positions in securities issued by the Central Bank and the Chilean Government by Ch $ 2 , 053 , 415 million or 60 . 4 % within the same period . In turn, this change was primarily explained by : (i) the maturity of PDBC held in this portfolio whose proceeds were reinvested in PDL for the payment of the FCIC, which explains a decline of Ch $ 1 , 927 , 158 million, 3,565,118 3,363,624 1,465,702 3,524,783 3,786,525 1,954,644 911,831 933,466 8,456,702 454,970 through the use of PDL . Accordingly, the amount held as of September 30 , 2024 represents the long - term portfolio we used to hold before the appearance of PDL, being totally composed of bonds issued by both the Central Bank and the Chilean Government . ⭬ Other instruments amounting to Ch $ 414 , 892 million as of September 30 , 2024 . Mutual funds represented 96 . 4 % of these positions and were largely associated with holdings in fixed - income funds taken by our Treasury as part of our liquidity management practices . This category also includes some minor equity positions held by our Securities Brokerage subsidiary as part of market - making activities . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 8,990,560 409,328 1,431,083 4,768,704 414,892 Sep - 23 Trading Securities Amortized Cost Dec - 23 Sep - 24 Fair Value Through OCI Other Instruments | 41

Management Discussion & Analysis and (ii) an annual decrease in mid - and long - term bonds issued by the Chilean Central Bank and the Chilean Government by Ch $ 126 , 257 million or 41 . 1% , due to sales carried out during the 1 Q 24 in particular, to take advantage from downward shifts in interest rates . ⭬ An annual decline in financial instruments measured at FVTOCI by Ch $ 1 , 570 , 139 million or 44 . 5 % when compared to September 30 , 2023 . This change had mostly to do with reduced positions in bonds issued by both the Chilean Central Bank and the Chilean Government, which decreased Ch $ 1 , 046 , 817 million if contrasted with September 2023 , due to both the maturity of some instruments and sales to cash in particular gains in some instruments . Likewise, positions in bonds issued by local banks dropped Ch $ 361 , 989 million or 24 . 4 % in the period . As mentioned in previous reports, most of the proceeds obtained from maturity of these instruments were reinvested in PDL with the aim of paying the FCIC off . ⭬ Other instruments that declined from Ch $ 454 , 970 million in September 30 , 2023 to Ch $ 414 , 892 million in September 30 , 2024 . This change was mostly related to a similar decrease in mutual funds that, as explained earlier, represent another liquidity management tool for our Treasury . These factors were to some degree offset by an annual increase of Ch $ 21 , 635 million or 2 . 4 % in fixed - income instruments measured at amortized cost . Once paid the FCIC obligation by means of PDL, inflation and scheduled maturity of instruments became the main driver of this securities category . Looking ahead, our Securities Portfolio should hover in the range of Ch $ 5 , 000 , 000 million to Ch $ 6 , 000 , 000 million, depending on both market opportunities that could arise in the coming quarters and the ongoing management of our liquidity position . Evolution of Interest Rates (Nominal and Real Rates in %) 0.0 2.0 4.0 6.0 8.0 10.0 12.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. | 42 Regarding interest rates, both the evolution of the local monetary policy and the path followed by inflation have marked a gradual – and expected – correction in the local yield curve . In this regard, given the last cut carried out by the Chilean Central Bank, the local reference rate ended up the 3 Q 24 at 5 . 5% , which denotes a 400 bp . decrease when compared to September 2023 and 275 bp . below the level recorded in December 2023 . As mentioned in our previous report, even though inflation has continued to return to the Central Bank’s mid - term target range, 12 - month CPI variation has kept above the upper bound of 4 . 0% , given both internal factors, such as revised energy prices, and external drivers, such as impact on CLP depreciation against the U . S . dollar, given the monetary policy carried out by the U . S . Federal Reserve (FED), which – however – started to cut its reference by the end of the 3 Q 24 . As we noticed in the last quarterly report, the Chilean Central Bank applied a tempered interest rate cut of 25 bp . in September 2024 . More recently, by mid - October, the Central decided to apply a further reduction of 25 bp . In relation to medium - and long - term interest rates, during the 3 Q 24 we witnessed a significant downward correction – on average – when contrasted to the levels achieved in June 2024 while returning to figures seen by the end of 2023 . In fact, interest rates of the five - year and ten - year CLP bonds issued by the Central Bank ended up the 3 Q 24 at ~ 4 . 9 % and ~ 5 . 1% , respectively, as compared to the levels of ~ 5 . 8 % and ~ 6 . 2 % by the end of the 2 Q 24 . These figures are also below the levels of ~ 5 . 5 % and ~ 5 . 8 % for five - year and ten - year CLP bonds by September 2023 . As a result, we have continued to evidence a flat CLP yield curve, that is expected to become positively sloped in coming quarters – during 2025 in particular – to the extent the monetary policy rate decline to more neutral levels . Real interest rate behaved in a similar fashion during the 3 Q 24 by achieving levels of ~ 2 . 0 % and ~ 1 . 9 % for five - year and ten - year CLF bonds, respectively, which compare to levels of ~ 3 . 0 % in June 2024 . Instead of the dynamics seen during the 2 Q 24 , this quarter – as pointed out by the Central Bank – the market seems to be anchoring to a 3 . 0 % inflation target over the next two years, which resulted in the correction observed in local interest rates for medium and longer terms of the yield curve . This fundamental is also associated with modest GDP growth expectations in the long run for the local economy, as highlighted by the Central Bank . As for foreign interest rates, the FED applied the first cut since March 2020 by applying a 50 bp . reduction to the FED Fund Rate (FFR), which ended up the quarter at 5 . 0% . This decision was made in light of evidence signaling that inflation is steadily converging to the 2 % target . Going forward, given recent trends in the fixed - income market and updated market expectations on inflation over the next two

Management Discussion & Analysis years, we have revised downwards our estimates for local long - term interest rates, which we foresee in the range of 5 . 0 % to 5 . 5 % for five - and ten - year Central Bank bonds denominated in CLP and in the range of 2 . 0 % to 2 . 5 % for five - and ten - year Central Bank bonds denominated in CLF . For 2025 , we foresee average interest rates within the same boundaries . For shorter terms of the yield curve, instead, interest rates should continue assimilating the track followed by the monetary policy interest rate, which – in our view – should gradually land to ~ 4 . 25 % by the end of the 2025 . Based on the above, we reaffirm our expectation on a more positively sloped CLP yield curve only during 2025 . Current Accounts & Demand Deposits As mentioned in our previous report, current account and demand deposits (DDA hereafter) balances seem to have returned to normality, in relation to both total loans and as part of our liability structure . Nonetheless, it is fair to say that – at this point – we would have expected an even sharper correction that what we are evidencing . On the whole, our DDA balances accounted for Ch $ 13 , 243 , 711 million as of September 30 , 2024 , which represented an annual increment of Ch $ 457 , 138 million or 3 . 6 % when compared to the Ch $ 12 , 786 , 573 million posted in September 2023 . Total Demand Deposits (In Millions of Ch$) 7,230,451 7,460,664 7,445,633 5,556,122 5,860,996 5,798,078 12,786,573 13,321,660 13,243,711 Dec - 23 Sep - 23 Retail Banking Sep - 24 Wholesale Banking From the business segment perspective, DDA growth continues to be steered by expansions in both the Retail and the Wholesale Banking segments, which keep on behaving in a similar fashion . As a matter of fact, DDA balances managed by our Retail Banking segment amounted to Ch $ 7 , 445 , 633 million in September 2024 , which represented an annual growth of | 43 Ch $ 215 , 182 million or 3 . 0 % when compared to a year earlier, while decreasing in the margin when compared to December 2023 . Similarly, DDA balances handled by our Wholesale Banking segment reached Ch $ 5 , 798 , 078 million in September 2024 , amount that represents an annual increment of Ch $ 241 , 956 million or 4 . 4 % when compared to the same period of 2023 , while standing slightly below the level achieved in December 2023 . In our view, DDA balances seem to be retaken a long - term trend after the sharp correction evidenced last year . This pattern, which has also been seen across the industry, although in a softer fashion, would be explained by the normalization of certain market factors . In this regard, as inflation has receded towards the Central Bank’s target range and, consequently, the monetary policy interest rate has begun to decline to more neutral levels, the opportunity cost of maintaining funds in the form of current accounts and demand deposits has begun to fade away . In addition, we have managed to grow faster than the industry in DDA over the last quarters, based on : (i) a premium customer base, particularly in personal banking, which is characterized by holding average balances above other relevant peers, and therefore seem to have more preference for liquidity than other banks’ customers, and (ii) our strengthened focus on reinforcing our market positioning, particularly in DDA denominated in local currency, which has allowed us to seize significant market share in this funding source . As a result of the above, our reciprocity ratio of DDA to total loans was 34 . 7 % as of September 30 , 2024 , which is equivalent to the ratio achieved in the same period of 2023 . Based on the evidence we have at this point, especially that associated with the recent behavior of DDA, we now believe this ratio will remain slightly above the mid - term average (~ 34% ) for a while, primarily due to tempered growth in lending . In terms of market positioning, as of August 31 , 2024 (latest available information released by the CMF), we ranked first among privately - owned peers in DDA denominated in local currency by holding a market stake of 20 . 0% , which represented an annual gain of 23 bp . when compared to August 2023 . As of the same date, we continued to lead the industry in terms personal banking checking account balances by holding a market stake of 23 . 9% . Going forward, for the rest of this year and next year we aim to continue growing faster than the industry in DDA balances, particularly in DDA denominated in local - currency and personal banking as we see them as reliable and stable source of funding while reflecting solid long - term relationships with customers . As such, we pursue to gain further market share in the margin over the rest of 2024 and 2025 , which should translate into a reciprocity ratio of DDA to Total Loans of ~ 35 . 0 % for the rest of 2024 and next year as well . In personal banking DDA we expect to continue leading the industry by improving value offerings for current clients and adding new customers through digital banking and the FAN account ecosystem .

Management Discussion & Analysis Time Deposits & Saving Accounts As of September 30 , 2024 we had Time Deposits and Saving Accounts balances of Ch $ 14 , 662 , 443 million, amount that was Ch $ 476 , 542 million or 3 . 1 % below the level of Ch $ 15 , 138 , 985 million posted in September 2023 . This trend also remains on a year - to - date basis when compared to December 2023 . The decrease evidenced in Time Deposits has undoubtedly been fuelled by the easing process deployed by the Chilean Central Bank that has resulted in a 400 bp . reduction in the monetary policy interest rate over the last 12 months, from 9 . 5 % on September 30 , 2023 to 5 . 5 % on September 30 , 2024 . In addition, 12 - month inflation (measured as UF variation) achieved 4 . 7 % in September 2024 . Although real interest rates (nominal rate less inflation for the period) paid on short - term Time Deposits continue to be positive, they have declined significantly throughout 2024 . Hence, at this point, Time Deposits represent a less attractive investment choice than in the past for part of our customers . Time Deposits by Segment (In Millions of Ch$) 11,892,994 11,549,128 10,134,499 3,245,991 3,816,434 4,527,944 15,138,985 15,365,562 14,662,443 Dec - 23 Sep - 23 Retail Banking Sep - 24 Wholesale Banking The good news is that as part of our comprehensive commercial strategy, we have been able to retain former time deposit takers by means of offering them attractive investment opportunities, such as new series of mutual funds launched by our Mutual Funds subsidiary . As a result, most, and actually more, of the decline in time deposits funds have been retained through mutual funds as depicted below, which has also resulted in increased fee income from mutual funds management for the 3 Q 24 and year - to - date when compared to the same periods of 2023 , as mentioned earlier . Time Deposits and Mutual Funds (In Millions of Ch$) 12,550,519 12,882,123 16,148,370 15,138,985 15,365,562 14,662,443 27,689,504 28,247,685 30,810,813 45.3% 45.6% 52.4% Sep - 23 Mutual & Inv. Funds Dec - 23 Time Deposits Sep - 24 Funds Participatio n From the funding perspective, for the bank in isolation, the decrease in time deposits has been replaced in part with the increase posted by DDA, which – in conjunction with moderate loan growth – has resulted in bounded funding needs in the short - term . In a closer look at Time Deposits by business segments we can realize an uneven evolution . In this regard, the overall slowdown in Time Deposits is composed of dissimilar changes among Retail Banking and Wholesale Banking customer . As a matter of fact, the deceleration has been fuelled a persistent decline in the balances handled by our Retail Banking segment, as reflected by Time Deposits balances of Ch $ 10 , 134 , 499 million in September 2024 , denoting an annual decrease of Ch $ 1 , 758 , 495 million or 14 . 8 % when compared to September 2023 and a similar decline when contrasted with December 2023 . This trend would be the result of both reduced liquidity among customers belonging to Personal and SME Banking and a revised preference for liquidity in the context of both lower interest rates and reduced inflation . On the other hand, Time Deposits handled by the Wholesale Banking segment have continued to grow steadily over the last quarters to reach Ch $ 4 , 527 , 944 million as of September 2024 , which denoted an annual boost of Ch $ 1 , 281 , 953 million or 39 . 5 % when compared to September 2024 and a similar change when compared to the balance hold as of December 2023 . As mentioned in previous reports, some of the underlying factors explaining the increase in Time Deposits held by Wholesale Banking customers would rely on more sophisticated investment strategies that allow them to weigh the pros and cons of diverse investment choices while taking advantage of some specific market factors, such as : (i) a FED Fund Rate that has remained above expectations, reaching 5 . 0 % on September 30 , 2024 after standing at 5 . 5 % during 2024 and the first 50 bp . cut applied by the U . S . FED on September 18 , 2024 , (ii) 12 - month inflation in | 44

Management Discussion & Analysis the U . S . that has finally converged to the FED’s target, and (iii) potential Chilean Peso depreciation given interest rate gap . Looking forward, the evolution of Time Deposits over the rest of the 2024 and 2025 will be driven by macro and intrinsic factors . From the macro front, we may highlight : (i) the alignment of the monetary easing policy undertaken by the Central Bank with respect to investors’ expectations, (ii) the convergence of inflation to the Central Bank’s medium - term target, and (iii) the appearance of further investment choices, such as mutual funds or equity, particularly for wholesale banking customers or personal banking customers with more sophisticated investment approaches . As these elements should influence the track followed by Time Deposits across the industry, the evolution of our own balances of Time Deposits will depend on : (i) our ability to continue bolstering our market positioning in DDA denominated in local currency, (ii) the growth posted by our loan portfolio for the rest of this year and next year, which could result in further funding needs, and (iii) the evolution of market conditions for us when raising long - term funding in the local and off - shore capital markets . On the whole, at this point, we foresee our Time Deposits to remain relatively flat in nominal terms or even slightly decaying by the end of the 2024 from the level posted in September 2024 . For 2025 , we believe Time Deposits should increase slightly below our loan portfolio . Accordingly, we expect the reciprocity ratio of Time Deposits to Total Loans to stand at levels of ~ 40 . 0 % by the end of 2024 and for December 2025 , which are more aligned with our pre - pandemic track record . Debt Issued Our Debt Issued amounted to Ch $ 10 , 840 , 780 million as of September 30 , 2024 , which was Ch $ 286 , 825 million or 2 . 7 % above the Ch $ 10 , 553 , 955 million posted in September 2023 and represented a Ch $ 440 , 901 million or 4 . 2 % increase when compared to December 2023 . The evolution of our long - term debt (excluding subordinated bonds) has been marked by both loan growth, which has been below expectations, and the evolution of alternative funding coming from DDA and Time Deposits, which has combined with scheduled maturities of bonds, new issuances, and – to a lesser degree – the effect of inflation on UF - denominated balances . Based on the above, our long - term debt (excluding subordinated bonds) posted an annual increase of Ch $ 254 , 345 million or 2 . 7 % from Ch $ 9 , 517 , 768 million in September 2023 to Ch $ 9 , 772 , 113 million in September 2024 . Evolution of Debt Issued (1) (In Millions of Ch$) 9,516,161 9,358,621 9,771,120 1,036,187 1,068,667 1,444 1,039,814 993 10,553,955 1,607 10,399,879 10,840,780 Sep - 23 Senior Bonds Dec - 23 Sep - 24 Subordinated Bonds Mortgage Finance Bonds (1) Debt Issued include senior unsecured debt instruments and also subordinated bonds that are part of regulatory capital instruments. In terms of additional long - term funding, we may highlight the following placements carried out over the last 12 months: ⭬ In the local market and fully denominated in UF we have issued an amount equivalent to Ch $ 999 , 896 million with average maturity of ~ 9 . 3 years and average rate of 3 . 4 % in real terms . Approximately 71 % of this amount have been placed in 2024 , at similar interest rates and maturities . ⭬ Overseas we placed a 10 - year bond in Hong - Kong amounting to Ch $ 52 , 385 million bearing an average interest rate of 4 . 2% . This issuance took place in the early 2024 . As mentioned in previous reports, these bond placements have allowed us to cover scheduled maturities of former bonds while addressing funding needs coming from the overall lending business, but particularly associated with growth in residential mortgage loans . As for subordinated bonds, we have not issued any tranche over the last 12 months . As of September 30 , 2024 we had subordinated bonds amounting to Ch $ 1 , 068 , 667 million, which denote an increase of Ch $ 32 , 480 million or 3 . 1 % when contrasted to September 2023 . Given no issuances, the annual expansion has been fully explained by the effect of inflation on notional amounts denominated in UF and coupon payments . Looking ahead, we keep on constantly assessing market opportunities and funding alternatives depending on the expansion of our balance sheet, the evolution of our DDA, liquidity in the local and foreign capital markets, and changes in both the yield curves and credit spreads . Over the rest of the year, | 45

Management Discussion & Analysis we expect to continue placing bonds, particularly in the local market, with the pursuit of both replacing scheduled maturities while matching interest rate risk exposures arising from the growth in residential mortgage loans and taking advantage of specific market opportunities that could translate into convenient cost of funds . In the same line, the evolution of the residential mortgage loan portfolio and the potential reactivation of commercial loans, should conduct long - term funding needs for 2025 . From the perspective of subordinated bonds, given the solid capital position and the maturity profile of the stock of subordinated bonds we have at this point, we do not expect to issue new tranches of these Tier 2 bonds this year . For 2025 , everything will depend on the evolution of our capital adequacy or further capital requirements that could emerge as a result of final steps in the implementation of Basel III . Other Liabilities The path followed by our Other Liabilities (including Borrowings from Financial Institutions, Derivatives and Others Items) has been in line with the evolution of the FCIC . In this regard, as of September 30 , 2024 we had Other Liabilities of Ch $ 7 , 466 , 281 million, which represents a decrease of Ch $ 4 , 181 , 408 million or 35 . 9 % when compared to September 2023 , which is akin to the decline posted when contrasted to December 2023 . This trend is largely related to an annual decrease of Ch $ 4 , 201 , 392 million in Borrowings from Financial Institutions, mainly explained by the full repayment of the FCIC in two tranches amounting to Ch $ 3 , 110 , 600 million on April 1 st, 2024 and Ch $ 1 , 237 , 800 million on July 1 . Furthermore, we posted an annual decrease in derivatives (including both trading and hedge accounting derivatives with negative fair value adjustments) by Ch $ 340 , 989 million or 12 . 4 % when compared to amount recorded in September 2023 , which was supported by the evolution of both local and external interest rates and other market factors affecting positions . Equity Our Equity amounted to Ch $ 5 , 474 , 643 million as of September 30 , 2024 , which represents an annual rise of Ch $ 448 , 510 million or 8 . 9 % when compared to September 2023 . Total Equity (In Millions of Ch$) 5,474,643 5,237,285 5,026,133 448,739 1,878,778 631,685 425,241 1,451,076 1,451,076 3,147,126 3,154,522 3,149,815 Sep - 23 Dec - 23 Sep - 24 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves The annual increase in Equity was fuelled by : ⭬ An annual rise of Ch $ 427 , 702 million in retained earnings, as a result of : (i) the retention of the effect of inflation on our capital for the year ended December 31 , 2023 , amounting to Ch $ 223 , 720 million, which pursues to keep our paid - in capital and reserves hedged against inflation, and (ii) the retention of 20 % of the net distributable earnings (net income less the effect of inflation on our capital) for the period ended December 31 , 2023 , which totalled Ch $ 203 , 983 million as decided on the shareholders’ meeting held in March 28 , 2024 . ⭬ An annual rise of Ch $ 3 , 291 million in OCI accumulated in equity, explained by a combination of opposing factors . On the positive side, we posted : (i) an annual positive fair value adjustment in FVTOCI securities of Ch $ 37 , 131 million when compared to September 2023 , prompted by the sharp slide in long - term local interest rates (denominated in both CLP and CLF), particularly in the 3 Q 24 , when local rates declined between 60 and 100 bp . , and (ii) other minor effects that positively affected OCI . These factors were partly offset by a negative fair value adjustment in hedge accounting derivatives by Ch $ 41 , 642 million when contrasted to September 2023 , which stemmed from the decline in CLF interest rates that adversely impacted the liability part of swap derivatives, which was to some degree offset by an average decrease in foreign interest rates, particularly in the 3 Q 24 that benefited the asset part of swap derivatives . | 46

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Corporate Risk Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Corporate Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 47

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 48

Risk & Capital Management The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our Corporate Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. | 49

Risk & Capital Management The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through various internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). | 50

Risk & Capital Management Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Management of Operational Events and Operational Losses Operational Risk Assessment for Projects Control Testing Risk Appetite Profile and Framework Self - Assessment Matrix Relations with External Entities and Corporate Training Plan Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries and External Organizations Continuous Improvement Training Information Security Officer (ISO) Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. | 51

Risk & Capital Management Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Technological Risk, Cybersecurity and Data Protection Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Conduct Risk and Anti - Money Laundering Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 52

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as depicted by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100 % and 80% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Sep - 23 Oct - 23 Nov - 23 Dec - 23 Jan - 24 Feb - 24 Mar - 24 Apr - 24 May - 24 Jun - 24 Jul - 24 Aug - 24 Sep - 24 LCR NSFR To achieve this position, we maintained high - quality liquid assets around an average of Ch $ 5 , 470 Bn . during the 3 Q 24 , which explains the positive gap shown by the LCR in relation to the regulatory and internal thresholds . These high - liquid assets are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the deposit composition has remained relatively stable in 2024 . However, Time Deposits as a percentage of total liabilities (i . e . excluding equity accounts) increased from 30 . 2 % in September 2023 to 31 . 7 % in September 2024 , and demand deposits increased their share from 25 . 5 % to 28 . 7 % within the same period . Nonetheless, it is worth mentioning these increases, especially in regard to demand deposit, are mostly supported by the reduction of total liabilities due to the payment of the second tranche of the FCIC obligation, amounting to Ch $ 1 , 237 Bn on Jul 1 st , 2024 . The funds for this payment were set aside in advance, thus the payment caused no significant impact on our liquidity position, as mentioned in previous reports . Furthermore, given the current and persistent position in liquid assets, we have required lower funding from professional counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 45 % share of retail counterparties, a 39 % share of financial counterparties and a 16 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 39% 45% 16% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that approximately 60 . 1 % of the liabilities with financial counterparties are concentrated in long - term bonds, representing a 23 . 5 % of the total liabilities (excluding equity), as of September 30 , 2024 . | 53

Risk & Capital Management Price Risk We continue to manage our trading portfolio prudently by focusing on providing competitive prices to our financial and corporate counterparties within the market - making activity and in order to keep trading price risk at bounded levels . % - 51.1% Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change In Millions of Ch$ 2023 2024 Ch$ Average 2,280 1,115 - 1,165 The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 115 million in 2024 , which represented a 51 . 1 % decrease when compared to the average of Ch $ 2 , 280 million VaR recorded in 2023 . This was the consequence of a decrease in positions in both fixed - income securities and derivatives exposed to CLP and CLF, since the beginning of the year . Accordingly, the price risk remains bounded for this portfolio . On the other hand, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, decreased from an average of Ch $ 261 , 906 million in the 3 Q 23 to Ch $ 242 , 069 million in the 3 Q 24 , which denoted a 7 . 6 % annual decline . Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change In comparison with the same quarter last year, the 12 - month EaR decreased mostly due to changes in the gaps associated with the CLP balance sheet (such as FCIC repayment) and the lower expected level of interest rates . Nonetheless, by the end of the 3 Q 24 the use of this metric has decreased due to the impact of lower implied inflation on forward prices . However, it is worth noting that we have seen higher volatility in market - implied inflation for the three - year sample during this 3 Q 24 . As for our exposure to inflation, the net asset position to UF in the Banking Book reached Ch $ 8 , 511 Bn . in September 2024 . Based on our view of inflation pressures in the economy in the short - term, we have slightly widened the inflation gap in the banking book over the last quarter, while keeping a balanced risk - return relationship . It is worth mentioning this position is composed of both our structural gap that hedges our shareholders’ equity from - 33.4% - 1,304 2,605 3,909 Maximum the effect of inflation in the long - term and directional positions - 58.0% - 462 334 796 Minimum taken by our Treasury in order to benefit from changes in short - term market expectations. Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 8,020 6,759 6,843 6,774 7,685 8,074 8,051 8,302 8,511 ep - 22 ec - 22 ar - 23 un - 23 ep - 23 ec - 23 ar - 24 un - 24 ep - 24 S D M J S D M J S % Ch$ 2024 2023 In Millions of Ch$ - 7.6% - 19,837 242,069 261,906 Average Based on the revenues we have accrued from inflation variation - 8.9% - 25,448 260,728 286,176 Maximum over the last quarters, we believe this strategy has more than - 25.4% - 59,776 175,971 235,747 Minimum offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 54

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of September 30 , 2024 , net operational losses accounted for Ch $ 13 , 805 million, which was primarily composed of : (i) losses associated with external fraud representing 60 . 5% , (ii) losses related to Execution, Delivery and Process Management amounting to 18 . 4% , (iii) losses categorized as Business disruption and system failures that represented 4 . 7% , and (iv) other effects jointly representing 16 . 4% , comprised of losses related to Employment Practices and Workplace Safety, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) Internal Fraud Business Interrumption and System Failure Damage in Fixed - Assets Customers, Products and Business Practices Labor Practices and Labor Security Execution, Delivery and Process Management External Fraud 0 As of September 30, 2023 5,000 10,000 15,000 As of September 30, 2024 The amount of net operational losses recorded as of September 30 , 2024 represented an annual decrease of Ch $ 1 , 823 million or 11 . 7 % when compared to the Ch $ 15 , 628 million registered in 2023 . This change was conducted by specific drivers arising this year, as follows : ⭬ An annual decrease of Ch $ 1 , 910 million or 18 . 6 % in net losses associated with the external fraud category, from the Ch $ 10 , 258 million incurred last year . This decrease was mainly due to the efforts to recover losses associated with a theft event from the previous period, which occurred to an external cash vault provider, which coupled with a decline in external fraud associated with credit cards and electronic payments due to change in the law . ⭬ An annual decrease of Ch $ 336 million or 24 . 6 % in net losses associated with the Employment Practices and Workplace Safety category, due to a process of normalization of operations after the health contingency . ⭬ An annual decrease of Ch $ 156 million or 19 . 6 % in net losses associated with the Damage to Physical Assets category, due to a series of measures implemented to strengthen security in the branches . These factors were to some degree counterbalanced by : ⭬ An increase of Ch $ 711 million in net losses associated with the Execution, Delivery and Process Management category, mainly due to failure in the execution of operational processes . ⭬ An increase of Ch $ 279 million in net losses, associated with the Business Disruption and System Failures category, mainly due to adjustments and upgrades made in internal systems . To mitigate the effects mentioned above, we have implemented various measures to reinforce controls, which should allow us to reduce the impact and/or the avoidance of future losses . | 55

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio reached 18 . 1 % as of September 2024 , representing an increase of 38 bp . when compared to the ratio reached in September 2023 , which primarily relied on a reinforced capital base due to the net income earned during this year and also a moderate increase in risk weighted assets, given subdued lending activity . For the same reason, the Tier 1 ratio posted 14 . 3% , which was 35 bp . above the ratio achieved in September 2023 while our CET 1 ratio was 14 . 3 % in September 2024 , which denoted an annual improvement of 85 bp . In the case of the leverage ratio, the higher improvement in relation to other ratios has mainly to do with the end of the FCIC and the downsize experienced by our balance sheet once this obligation was fully paid off through the use of fixed - income securities . Accordingly, our leverage ratio increased 130 bp . on an annual basis by reaching 10 . 2 % as of September 30 , 2024 . 8.9% 13.5% 14.0% 17.7% 10.2% 14.3% 14.3% 18.1% +130 bp Capital Adequacy Ratios (As percentage as of each date) +85 bp +35 bp +38 bp (1 (8 (6 (4 (2 Common Common Tier 1 Total Equity Tier 1 Equity Tier 1 Capital Capital Total Assets RWA Sep - 23 RWA RWA Sep - 24 Based on the above we complied with all mandatory limits of 3 . 0 % for the leverage ratio, 7 . 6 % for the CET 1 ratio, 9 . 1 % for the Tier 1 ratio and 11 . 1 % for the Total Capital ratio . Also, as mentioned in the past, our current capital position enables us to be poised to address the rest of the Basel III implementation, including : (i) the 0 . 5 % counter - cyclical buffer defined by the Central Bank in May 2023 (since May 2024 ), (ii) the 0 . 5 % Pilar 2 charge set by CMF for Banco de Chile in January 2024 (to be fulfilled in four years starting June 30 , 2024 ), and (iii) the 1 . 25 % systemic capital charge confirmed by CMF for us at the same level of prior years, on April 1 , 2024 . On October 11 , 2024 the CMF published for public comment a set of amendments to RAN 21 - 13 that define a new framework for the definition of outlier banks and IRRBB measurement, among other matters, by which further Pilar 2 capital requirements could be imposed . As this new framework would enable the CMF to require further capital based on revised IRRBB metrics while removing minimum thresholds to require additional capital under this approach, we cannot rule out that more banks are subject to Pillar 2 requirements or that current Pillar 2 charges remain unchanged some local banks . | 56

Risk & Capital Management Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings ODY’S MO Short - Term Long - Term P - 1 A2 Foreign Currency Stable Outlook STANDARD & POOR’S Short - Term Long - Term A - 1 A Foreign Currency Negative Outlook Local Credit Ratings HREYS HUMP Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook RATE FELLER Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook On October 15 , 2024 S&P improved the outlook on Chile’s sovereign debt from negative to stable . As a result, the outlook of two local banks (excluding us) improved in the same way . | 57

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	3Q23 MCh$	2Q24 MCh$	3Q24 MCh$	3Q24 MUS$	% Change 3Q24/3Q23	Sep-23 MCh$	Sep-24 MCh$	Sep-24 MUS$	% Change Sep-24/Sep-23
Interest revenue	798,103	741,786	691,255	769.8	(13.4) %	2,367,843	2,233,807	2,487.8	(5.7) %
Interest expense	(421,986)	(290,125)	(266,476)	(296.8)	(36.9) %	(1,255,198)	(893,926)	(995.6)	(28.8) %
Net Interest Income	**376,117**	**451,661**	**424,779**	**473.0**	**12.9 %**	**1,112,645**	**1,339,881**	**1,492.2**	**20.4 %**
Indexation revenue from UF	54,190	243,107	172,542	192.2	218.4 %	535,453	570,342	635.2	6.5 %
Indexation expenses from UF	(23,333)	(139,926)	(97,248)	(108.3)	316.8 %	(318,961)	(324,974)	(361.9)	1.9 %
Net Income from UF Indexation	**30,857**	**103,181**	**75,294**	**83.9**	**144.0 %**	**216,492**	**245,368**	**273.3**	**13.3 %**
Income from fees and commissions	179,991	180,847	181,573	202.2	0.9 %	530,428	542,357	604.0	2.2 %
Expenses from fees and commissions	(47,056)	(36,823)	(35,836)	(39.9)	(23.8) %	(124,402)	(115,124)	(128.2)	(7.5) %
Net Fees and Commisions	**132,935**	**144,024**	**145,737**	**162.3**	**9.6 %**	**406,026**	**427,233**	**475.8**	**5.2 %**
Results from Assets/Liabilities held for Trading	**3,447**	**79,827**	**63,663**	**70.9**	**1,746.9 %**	**240,298**	**139,247**	**155.1**	**(42.1) %**
Debt Financial Instruments	72,451	25,707	33,353	37.1	(54.0) %	225,499	117,003	130.3	(48.1) %
Interest and UF indexation revenue	*86,991*	*24,274*	*21,809*	*24.3*	*(74.9) %*	*239,299*	*98,842*	*110.1*	*(58.7) %*
Results from Valuation	*(14,540)*	*1,433*	*11,544*	*12.9*	-	*(13,800)*	*18,161*	*20.2*	-
Financial derivative contracts	(78,442)	47,857	24,329	27.1	-	(3,238)	2,425	2.7	-
Other financial instruments	9,438	6,263	5,981	6.7	(36.6) %	18,037	19,819	22.1	9.9 %
Results from FVTOCI Assets and Asset/Liabilities at /	**(199)**	**2,542**	**3,212**	**3.6**	-	**(265)**	**8,293**	**9.2**	-
Results form Foreign Exchange Transactions	**124,578**	**(24,489)**	**(4,518)**	**(5.0)**	-	**110,773**	**77,440**	**86.2**	**(30.1) %**
Financial Results	**127,826**	**57,880**	**62,357**	**69.6**	**(51.2) %**	**350,806**	**224,980**	**250.5**	**(35.9) %**
Income attributable to affiliates	**3,561**	**3,862**	**3,004**	**3.3**	**(15.6) %**	**9,357**	**7,084**	**7.9**	**(24.3) %**
Income from Non-Current Assets Held for Sale	**80**	**(805)**	**(647)**	**(0.7)**	-	**2,209**	**(2,465)**	**(2.7)**	-
Other operating income	**10,109**	**11,138**	**10,322**	**11.5**	**2.1 %**	**34,276**	**30,052**	**33.5**	**(12.3) %**
Total Operating Revenues	**681,485**	**770,941**	**720,846**	**802.9**	**5.8 %**	**2,131,811**	**2,272,133**	**2,530.5**	**6.6 %**
Personnel Expenses	(136,841)	(138,424)	(139,535)	(155.4)	2.0 %	(405,635)	(419,369)	(467.0)	3.4 %
Administrative Expenses	(101,468)	(102,681)	(101,563)	(113.1)	0.1 %	(299,386)	(313,467)	(349.1)	4.7 %
Depreciation and Amortization	(22,486)	(23,386)	(24,163)	(26.9)	7.5 %	(68,788)	(70,951)	(79.0)	3.1 %
Impairments	(129)	(1,418)	41	0.0	(131.8) %	(112)	(1,471)	(1.6)	1,213.4 %
Other Operating Expenses	(8,420)	(6,894)	(7,721)	(8.6)	(8.3) %	(23,278)	(24,330)	(27.1)	4.5 %
Total Operating Expenses	**(269,344)**	**(272,803)**	**(272,941)**	**(304.0)**	**1.3 %**	**(797,199)**	**(829,588)**	**(923.8)**	**4.1 %**
Provisions for Loans at Amortized Cost	(77,479)	(107,429)	(107,477)	(119.7)	38.7 %	(280,981)	(333,712)	(371.7)	18.8 %
Special Provisions for Credit Risk	956	(1,510)	5,016	5.6	424.7 %	31	(2,532)	(2.8)	-
Recovery of written-off loans	17,840	15,146	18,385	20.5	3.1 %	44,542	46,692	52.0	4.8 %
Financial Assets Impairments	(1,788)	(1,143)	3,722	4.1	-	3,057	1,094	1.2	(64.2) %
Expected Credit Losses (ECLs)	**(60,471)**	**(94,936)**	**(80,354)**	**(89.5)**	**32.9 %**	**(233,351)**	**(288,458)**	**(321.3)**	**23.6 %**
Operating Result	**351,670**	**403,202**	**367,551**	**409.3**	**4.5 %**	**1,101,261**	**1,154,087**	**1,285.4**	**4.8 %**
Income tax	(91,677)	(79,602)	(79,480)	(88.5)	(13.3) %	(243,170)	(244,761)	(272.6)	0.7 %
Net Income for the Period	**259,993**	**323,600**	**288,071**	**320.8**	**10.8 %**	**858,091**	**909,326**	**1,012.8**	**6.0 %**
Non-Controlling interest	-	-	-	-	-	-	-	-	-
Net Income for the Period attributable to Equity Hol	**259,993**	**323,600**	**288,071**	**320.8**	**10.8 %**	**858,091**	**909,326**	**1,012.8**	**6.0 %**
Fair Value Adj. Securities FTVOCI	(27,862)	(9,484)	13,890	15.5	-	(22,018)	10,846	12.1	-
Fair Value Adj. Hedge Accounting	88,405	10,685	(28,157)	(31.4)	-	147,508	(22,719)	(25.3)	(115.4) %
Income Tax & Other effects	(18,642)	(2,800)	7,820	8.7	-	(36,153)	4,477	5.0	(112.4) %
Comprehensive Income	**301,894**	**322,001**	**281,624**	**313.6**	**(6.7) %**	**947,428**	**901,930**	**1,004.5**	**(4.8) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$897.92 per US$1.00 as of September 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

58

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Sep-23 MCh$	Dec-23 MCh$	Sep-24 MCh$	Sep-24 MUS$	% Change Sep-24/Sep-23
Cash and due from banks	**3,077,010**	**2,464,648**	**2,112,115**	**2,352.2**	**(31.4) %**
Transactions in the course of collection	**539,074**	**415,505**	**525,912**	**585.7**	**(2.4) %**
Financial Assets for Trading at Fair Value through P&L	**6,465,637**	**5,808,328**	**3,967,577**	**4,418.6**	**(38.6) %**
Derivative instruments	*2,445,549*	*2,035,376*	*2,086,983*	*2,324.2*	*(14.7) %*
Debt Securities	*3,565,118*	*3,363,624*	*1,465,702*	*1,632.3*	*(58.9) %*
Other	*454,970*	*409,328*	*414,892*	*462.1*	*(8.8) %*
Financial Assets at Fair Value Through OCI	**3,524,783**	**3,786,525**	**1,954,644**	**2,176.9**	**(44.5) %**
Debt Securities	*3,524,783*	*3,786,525*	*1,954,644*	*2,176.9*	*(44.5) %*
Derivative Intruments for Hedge Accounting	**59,519**	**49,065**	**45,378**	**50.5**	**(23.8) %**
Financial Assets at Amortized Cost	**39,150,703**	**40,853,821**	**40,125,419**	**44,687.1**	**2.5 %**
Receivables from repurchase agreements and security borrowings	*51,349*	*71,822*	*70,386*	*78.4*	*37.1 %*
Debt Securities	*911,831*	*1,431,083*	*933,466*	*1,039.6*	*2.4 %*
Loans and advances to Banks	*2,181,001*	*2,519,180*	*1,696,985*	*1,889.9*	*(22.2) %*
Commercial loans	*19,609,336*	*19,991,114*	*19,964,731*	*22,234.4*	*1.8 %*
Residential mortgage loans	*12,014,056*	*12,303,154*	*12,899,904*	*14,366.4*	*7.4 %*
Consumer loans	*5,134,368*	*5,306,436*	*5,342,686*	*5,950.1*	*4.1 %*
Allowances for loan losses	*(751,238)*	*(768,968)*	*(782,739)*	*(871.7)*	*4.2 %*
Investments in other companies	**70,703**	**76,994**	**75,001**	**83.5**	**6.1 %**
Intangible assets	**127,546**	**137,204**	**153,307**	**170.7**	**20.2 %**
Property and Equipment	**205,194**	**201,657**	**191,692**	**213.5**	**(6.6) %**
Leased assets	**89,531**	**108,889**	**102,694**	**114.4**	**14.7 %**
Current tax assets	**86,942**	**141,194**	**158,601**	**176.6**	**82.4 %**
Deferred tax assets	**523,366**	**539,818**	**526,658**	**586.5**	**0.6 %**
Other assets	**1,233,327**	**1,208,904**	**1,748,860**	**1,947.7**	**41.8 %**
Total Assets	**55,153,335**	**55,792,552**	**51,687,858**	**57,563.9**	**(6.3) %**

LIABILITIES & EQUITY	Sep-23 MCh$	Dec-23 MCh$	Sep-24 MCh$	Sep-24 MUS$	% Change Sep-24/Sep-23
Liabilities					
Transactions in the course of payment	**484,839**	**356,871**	**554,374**	**617.4**	**14.3 %**
Financial Liabilities for Trading at Fair Value through P&L	**2,616,685**	**2,199,226**	**2,205,045**	**2,455.7**	**(15.7) %**
Derivative instruments	*2,614,576*	*2,196,921*	*2,203,559*	*2,454.1*	*(15.7) %*
Other	*2,109*	*2,305*	*1,486*	*1.7*	*(29.5) %*
Derivative Intruments for Hedge Accounting	**125,412**	**160,602**	**195,440**	**217.7**	**55.8 %**
Financial Liabilities at Amortized Cost	**43,142,530**	**43,904,480**	**39,187,371**	**43,642.4**	**(9.2) %**
Current accounts and other demand deposits	*12,786,573*	*13,321,660*	*13,243,711*	*14,749.3*	*3.6 %*
Saving accounts and time deposits	*15,138,985*	*15,365,562*	*14,662,443*	*16,329.3*	*(3.1) %*
Payables from repurchase agreements and security lending	*100,332*	*157,173*	*86,696*	*96.6*	*(13.6) %*
Borrowings from financial institutions	*5,345,511*	*5,360,715*	*1,144,119*	*1,274.2*	*(78.6) %*
Debt Issued	*9,517,768*	*9,360,065*	*9,772,113*	*10,883.1*	*2.7 %*
Other financial obligations	*253,361*	*339,305*	*278,289*	*309.9*	*9.8 %*
Lease liabilities	**84,214**	**101,480**	**96,502**	**107.5**	**14.6 %**
Instruments Issued for Regulatory Capital	**1,036,187**	**1,039,814**	**1,068,667**	**1,190.2**	**3.1 %**
Provisions	**1,362,547**	**1,573,248**	**1,399,453**	**1,558.5**	**2.7 %**
Current tax liabilities	**1,246**	**808**	**447**	**0.50**	**(64.1) %**
Deferred tax liabilities	-	-	-	-	-
Other liabilities	**1,273,542**	**1,218,738**	**1,505,916**	**1,677.1**	**18.2 %**
Total liabilities	**50,127,202**	**50,555,267**	**46,213,215**	**51,467.0**	**(7.8) %**
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,695.7	0.0 %
Reserves	709,742	709,742	709,742	790.4	0.0 %
Other comprehensive income	19,535	24,242	16,846	18.8	(13.8) %
Retained earnings from previous periods	1,451,076	1,451,076	1,878,778	2,092.4	29.5 %
Income for the period	858,091	1,243,634	909,326	1,012.7	6.0 %
Provisions for minimum dividends	(432,850)	(611,949)	(460,587)	(512.9)	6.4 %
Non-Controlling Interest	1	2	-	-	(100.0) %
Total equity	**5,026,133**	**5,237,285**	**5,474,643**	**6,097.1**	**8.9 %**
Total Liabilities & Equity	**55,153,335**	**55,792,552**	**51,687,858**	**57,564.1**	**(6.3) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$897.92 per US$1.00 as of September 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	3Q23	2Q24	3Q24	Sep-23	Jun-24	Sep-24
Earnings per Share (1) (2)						
Net income per Share (Ch$)	2.57	3.20	2.85	8.49	6.15	9.00
Net income per ADS (Ch$)	514.75	640.68	570.34	1,698.90	1,230.00	1,800.34
Net income per ADS (US$)	0.58	0.68	0.64	1.91	1.31	2.01
Book value per Share (Ch$)	49.76	52.85	54.20	49.76	52.85	54.20
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	4.16%	5.04%	4.64%	4.42%	4.87%	4.80%
Net Financial Margin	4.50%	5.33%	5.00%	4.73%	5.23%	5.16%
Fees & Comm. / Avg. Interest Earnings Assets	1.12%	1.25%	1.30%	1.14%	1.18%	1.22%
Operating Revs. / Avg. Interest Earnings Assets	5.71%	6.68%	6.38%	5.98%	6.49%	6.45%
Return on Average Total Assets	1.91%	2.41%	2.21%	2.09%	2.24%	2.23%
Return on Average Equity	21.01%	24.61%	21.31%	23.37%	23.58%	22.81%
Return on Average Capital and Reserves	22.69%	25.71%	22.88%	23.71%	22.93%	22.91%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	8.90%	9.59%	10.20%	8.90%	9.59%	10.20%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	13.47%	13.79%	14.32%	13.47%	13.79%	14.32%
Tier1 Capital / Risk Weighted Assets (RWA)	13.97%	13.79%	14.32%	13.97%	13.79%	14.32%
Total Capital / Risk Weighted Assets (RWA)	17.71%	17.50%	18.09%	17.71%	17.50%	18.09%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.35%	1.49%	1.48%	1.35%	1.49%	1.48%
Allowance for Loan Losses / Total Past Due	151.08%	138.86%	138.33%	151.08%	138.86%	138.33%
Total Allowance for Loan Losses / Total Past Due (5)	291.90%	262.54%	262.08%	291.90%	262.54%	262.08%
Impaired Loans / Total Loans to Customers	3.10%	3.37%	3.40%	3.10%	3.37%	3.40%
Loan Loss Allowances / Impaired Loans	65.93%	61.60%	60.17%	65.93%	61.60%	60.17%
Loan Loss Allowances / Total Loans to Customers	2.04%	2.07%	2.05%	2.04%	2.07%	2.05%
Expected Credit Losses / Avg. Loans to Customers (4)	0.66%	1.00%	0.84%	0.85%	1.10%	1.01%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	39.52%	35.39%	37.86%	37.40%	35.88%	36.51%
Operating Expenses / Average Total Assets (3) (4)	1.98%	2.03%	2.09%	1.95%	2.01%	2.04%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	47,499,927	45,967,135	45,011,895	47,358,686	47,710,899	46,811,231
Avg. Assets (million Ch$)	54,450,457	53,762,366	52,192,049	54,646,145	55,385,232	54,320,837
Avg. Equity (million Ch$)	4,948,930	5,259,892	5,408,190	4,895,978	5,269,515	5,315,740
Avg. Loans to Customers (million Ch$)	36,738,403	37,812,630	38,372,479	36,746,135	37,821,985	38,005,483
Avg. Interest Bearing Liabilities (million Ch$)	31,147,806	29,266,950	27,702,120	30,849,127	30,784,038	29,756,732
Risk-Weighted Assets (Million Ch$)	37,058,459	38,312,310	37,917,734	37,058,459	38,312,310	37,917,734
Additional Data						
Exchange rate (Ch$/US$) - EOP	889.82	942.46	897.92	889.82	942.46	897.92
Employees (#) - EOP	12,486	11,955	11,844	12,486	11,955	11,844
Branches (#) - EOP	262	240	235	262	240	235
Notes						

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$897.92 per US$1.00 as of September 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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